Exhibit 2.1

DATED 19 OCTOBER	2022

(1)	LAMB WESTON HOLLAND B.V.

2)	MEIJER BEHEER B.V.

3)	Lamb Weston holdings, inc. (solely for the purposes identified herein)

4)	Mr. Kees Meijer (solely for the purposes identified herein)

SALE AND PURCHASE AGREEMENT

dated 19 October 2022

relating to 100% of the issued and outstanding shares

in

MEIJER FROZEN FOODS B.V.

Contents

1.	DEFInitiONS AND iNTERPRETATION	2

2.	SALE, PURCHASE AND TRANSFER	2

3.	CONSIDERATION	2

4.	CONDITIONS PRECEDENT	4

5.	PRE-COMPLETION UNDERTAKINGS	6

6.	COMPLETION	9

7.	SELLER's WARRANTIES	10

8.	LIABILITY; LIMITATIONS	15

9.	SPECIFIC INDEMNITY	18

10.	PURCHASER'S WARRANTIES	19

11.	TAX	20

12.	Post-Completion Covenants	20

13.	NOTICES	23

14.	FURTHER ASSURANCES	24

15.	ASSIGNMENTS	24

16.	PAYMENTS	25

17.	COST	26

18.	GENERAL	26

19.	NO RESCISSION	27

20.	WHOLE AGREEMENT	27

21.	GOVERNING LAW; FORUM	28

22.	LANGUAGE	28

-i-

THIS AGREEMENT IS MADE ON 19 October 2022

BETWEEN:

(1)	LAMB WESTON HOLLAND B.V., a private limited liability company (besloten vennootschap) governed by the laws of the Netherlands with its corporate seat (statutaire zetel) in Eemshaven, the Netherlands and its registered office at Herikerbergweg 238, Luna Arena, 1101 CM Amsterdam, the Netherlands, registered with number 02048736 (the "Purchaser");

(2)	MEIJER BEHEER B.V., a private limited liability company (besloten vennootschap) governed by the laws of the Netherlands with its corporate seat (statutaire zetel) in Kruiningen, the Netherlands and its registered office at Stationsweg 18 A, 4416PJ Kruiningen, the Netherlands, registered with number 22026344 (the "Seller"),

(3)	Lamb Weston Holdings, inc., a Delaware corporation with its registered office at 599 S Rivershore Lane Eagle, Idaho 83816-4979 Idaho, United States of America ("LW"), solely for the purposes identified herein; and

(4)	MR. KEES MEIJER, a private individual born on 20 October 1949, solely for the purposes identified herein.

The parties under (1), (2), (3) and (4) hereinafter collectively referred to as the "Parties" and each individually as a "Party".

Introduction

(A)	The Seller holds all of the issued and outstanding shares (the "Shares") in the share capital of Meijer Frozen Foods B.V., a private limited liability company (besloten vennootschap) governed by the laws of the Netherlands with its corporate seat (statutaire zetel) in Kruiningen, the Netherlands and its registered office at Stationsweg 18 A, 4416PJ Kruiningen, the Netherlands, registered with number 22026293 (the "Company").

(B)	The Company owns 50% of the equity interests in Lamb-Weston/Meijer v.o.f., a legal partnership (vennootschap onder firma) governed by the laws of the Netherlands, with corporate seat in Kruiningen, the Netherlands and Dutch Trade Register number 22036226, which is a joint venture between the Purchaser and the Company engaged in the manufacturing and distribution of frozen potato products principally according to the joint venture agreement made amongst other between the Seller and the Purchaser on 27 April 1994 (as such agreement may be amended from time to time, the "Joint Venture Agreement") (the "Joint Venture"). The Joint Venture shall together with its Subsidiaries hereinafter be referred to as the “JV Group” and each a “JV Group Entity”.

(C)	The Parties entered into a non-binding letter of intent dated 24 September 2022 (the "LOI") containing the main commercial terms relating to the sale and purchase of the Shares, resulting in the Purchaser owning 100% of the equity interest in the Company (the "Transaction"), and in connection therewith have negotiated this Agreement.

(D)	Each Party wishes, and acknowledges its obligations, to consummate the Transaction on the terms and subject to the conditions set out in this Agreement.

(E)	The Parties have obtained all internal approvals required for all transactions contemplated by this Agreement.

THE PARTIES AGREE AS FOLLOWS:

1.	DEFInitiONS AND iNTERPRETATION

The definitions and provisions of SCHEDULE 1 (Definitions and Interpretation) apply throughout this Agreement.

2.	SALE, PURCHASE AND TRANSFER

2.1	On and subject to the terms and conditions of this Agreement, the Seller hereby agrees to sell the Shares to the Purchaser, and the Purchaser hereby agrees to buy the Shares from the Seller, in exchange for the Consideration.

2.2	At Completion, the Seller will transfer (leveren) its Shares free of all Encumbrances and together with all rights and obligations attached to these Shares, and the Purchaser will accept (aanvaarden) the transfer of the Shares, in each case by executing the Deed of Transfer.

2.3	Subject to Completion occurring, the Transaction shall be economically effective as of the Signing Date, and consequently, subject to the other provisions of this Agreement, the economic benefit and burden of the Shares, the Company and the (business of the) JV Group shall be for the risk and account (rekening en risico) of the Purchaser as of the Signing Date, save for a claim under the Seller’s Warranties, Specific Indemnity or under the Tax Covenant.

3.	CONSIDERATION

Total Consideration

3.1	The aggregate purchase price for the Shares (the "Consideration") will be an amount equal to:

(A)	an amount of five hundred and twenty-five million Euro (EUR 525,000,000) (the "Cash Consideration"); plus

(B)	a number of shares of LW Common Stock (rounded down to the nearest whole number of shares of LW Common Stock) (the “LW Shares”) equal to the US Dollar Equivalent of one hundred and seventy-five million Euro (EUR 175,000,000) (the "Share Consideration") divided by the VWAP Per Share Price; plus

(C)	an amount equal to fifty percent (50%) of any Proceeds (if any) received by a member of the JV Group in connection with the Russian Market Withdrawal as sufficiently known by the Parties (each, a "Contingent Consideration Payment"), plus

(D)	if Completion has not occurred by December 3, 2022 an amount equal to 4% (four percent) per annum calculated on a year of 365 days over an amount of seven hundred million Euro (EUR 700,000,000) for the period starting on December 4, 2022 up to and including the last calendar day immediately preceding the Completion Date (the “Interest Compensation”).

3.2	For a period of six months following the Completion Date (the “Restricted Period”), the Seller will not, directly or indirectly through another Person, offer, sell, contract to sell or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)), including establishing or increasing a put equivalent position, or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”) with respect to, any LW Shares or any securities convertible into, or exercisable or exchangeable for LW Shares, or publicly announce an intention to effect any such transaction. Notwithstanding the foregoing, the Seller may transfer all or any portion of the LW Shares during the Restricted Period to a Seller Affiliate, provided that (A) the Seller provides LW with reasonable advance notice of such proposed transfer(s) and (B) as a condition of such proposed transfer(s), such Seller Affiliate delivers to LW a written undertaking (in form and substance reasonably satisfactory to LW), agreeing to be bound by the provisions of this Clause 3.2.

3.3	Notwithstanding the foregoing under Clause 3.1(B), if, at any time on or after the date hereof and prior to the Completion, (x) LW makes, pays, or effects (or any record date is established with respect thereto) (A) any dividend on the LW Common Stock payable in LW Common Stock, (B) any subdivision or split of LW Common Stock, (C) any combination or reclassification of LW Common Stock into a smaller number of shares of LW Common Stock, or (D) any issuance of any securities by reclassification of LW Common Stock (including any reclassification in connection with a merger, consolidation or business combination in which LW is the surviving person) or (y) any merger, consolidation, combination, or other transaction is consummated pursuant to which LW Common Stock is converted into the right to receive cash or other securities, then the number of shares of LW Common Stock to be issued to the Seller as the Share Consideration pursuant to this Agreement shall be proportionately adjusted, including, for the avoidance of doubt, in the cases of clauses (x)(D) and (y) to provide for the receipt by Seller, in lieu of any LW Common Stock, the same number or amount of cash and/or securities as is received in exchange for each share of LW Common Stock in connection with any such transaction described in clauses (x)(D) and (y) hereof. An adjustment made pursuant to the foregoing sentence shall become effective immediately after the record date in the case of a dividend and shall become effective immediately after the effective date in the case of a subdivision, split, merger, combination, reclassification or other transaction.

Payment of the Consideration

3.4	The Consideration shall be paid as follows:

(A)	the Cash Consideration shall be paid at Completion in accordance with Clause 6.2;

(B)	the Share Consideration shall be paid at Completion in accordance with Clause 6.3(B);

(C)	the Interest Compensation (if any) shall be paid at Completion in accordance with Clause 6.2; and

(D)	any Contingent Consideration Payments shall be paid by the Purchaser, or at its discretion a member of the JV Group on behalf of the Purchaser, to the Seller within twenty (20) Business Days after receipt thereof by the relevant member of the JV Group.

Determination Contingent Consideration Payments

3.5	The Purchaser will provide with each Contingent Consideration Payment a calculation of the amount to be paid to Seller and will provide such information to Seller as Seller may reasonably require for the purpose of verifying the amount so calculated. If Seller does not agree to the calculation presented by Purchaser, Seller will inform Purchaser of the reasons for such rejection within twenty (20) Business Days from receipt of Seller’s calculation and additional information. The Parties will subsequently try and resolve Seller's objections within a subsequent period of ten (10) Business days failing which the unsettled objections will be referred for resolution by way of binding advice by the Expert who will be appointed in accordance with the Expert procedure set out in SCHEDULE 6 (Expert).

3.6	The Purchaser undertakes to the Seller in connection with the Proceeds and Contingent Consideration Payments as follows:

(A)	to timely inform the Seller on any Proceeds which the Joint Venture or any other member of the JV Group expects to receive in connection with the Russian Market Withdrawal and provide copies of related documents;

(B)	to timely consult the Seller on the intended exercise by the Joint Venture or any other member of the JV Group of any rights or legal action in connection with the Russian Market Withdrawal; and

(C)	to procure that the JV Group do not waive any rights or terminate any legal action in connection with the Russian Market Withdrawal including the entering into settlements with any Person without the prior written consent of the Seller and that the Seller is timely requested to grant such consent.

4.	CONDITIONS PRECEDENT

4.1	Completion of the Transaction is conditional on satisfaction or waiver in accordance with this Agreement of the following conditions precedent (opschortende voorwaarden) (the “Completion Conditions” and each a “Completion Condition”):

(A)	all obligatory notifications, filings and applications (including any waiver requests) with the Competition Authorities in connection with the Transaction (the "Merger Clearance Filings") having been made in the countries set out in SCHEDULE 7 (Competition Authorities), and each Competition Authority, to the extent required by Law before Completion, having either:

(i)	given the approvals, consents, or clearances required under relevant Law to effectuate Completion;

(ii)	rendered a decision that no approval, consent, or clearance is required under relevant Law to effectuate Completion;

(iii)	failed to render a decision within the applicable waiting period under relevant Law and such failure is considered under such Law to be a grant of all requisite approvals, consents, or clearances under such Law to effectuate Completion; or

(iv)	referred the Transaction (or any part of it) to another Competition Authority in accordance with relevant Law and one of the requirements listed in items (i) through (iii) above has been fulfilled in respect of such other Competition Authority,

(the "Merger Clearance Condition");

(B)	(i) the Seller’s Warranties set out in Clause 7 (Seller’s Warranties) shall be true and correct as at the relevant dates those Seller's Warranties are given pursuant to Clause 7.1, in all material respects, and the Seller shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by the Seller prior to the Completion Date and (ii) the Purchaser’s Warranties set out in Clause 10 (Purchaser’s Warranties) shall be true and correct, as of the date of this Agreement and as of Completion as though made on and as of Completion, in all material respects, and the Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by the Purchaser prior to the Completion Date; and

(C)	No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any governmental order which is in effect and has the effect of making the Transaction illegal, or otherwise restraining or prohibiting consummation of the Transaction.

4.2	The Merger Clearance Condition and the condition included in Clause 4.1(C) is for the benefit of both the Seller and the Purchaser and may only be waived, to the extent permitted by Law, by written agreement between the Seller and the Purchaser. The condition included in Clause 4.1(B)(i) is for the benefit of the Purchaser and may only be waived by the Purchaser at its sole discretion by written notification. The conditions included in 4.1(B)(ii) is for the benefit of the Seller and may only be waived by the Seller at its sole discretion by written notification.

4.3	Subject to Clause 4.8, the Parties shall both be responsible for the other Completion Conditions and shall both use their respective reasonable best efforts to ensure satisfaction of and compliance with the Completion Conditions as soon as reasonably possible and in any event before the Long Stop Date.

Merger Clearance Condition

4.4	The Purchaser shall:

(a)	as soon as reasonably practicable, prepare and file and submit the relevant waiver requests with the Competition Authorities in the countries set out in SCHEDULE 7 (Competition Authorities) the Merger Clearance Filings, or, in relation to those Merger Clearance Filings where the Merger Clearance Filing is subject to the approval of the relevant Competition Authority, a draft of the relevant Merger Clearance Filing, and as soon as practicable afterwards, the Merger Clearance Filing necessary to satisfy the Merger Clearance Condition; and

(b)	supply as promptly as practicable any additional information and documentation requested by any Competition Authority in connection with the Merger Clearance Filings.

4.5	The Seller shall use its reasonable best efforts to procure that the Purchaser or its legal counsel receives all information and documentation in respect of the Seller Group that is reasonably requested by the Purchaser to make or supplement any Merger Clearance Filings.

4.6	The Purchaser shall where reasonably practicable:

(a)	provide the Seller or its legal counsel with drafts of any written filings and other material communications intended to be submitted to any Competition Authority in respect of any Merger Clearance Filings;

(b)	provide the Seller or its legal counsel with a reasonable opportunity to comment on such filings and communications; and

(c)	provide the Seller or its legal counsel with final copies of all such filings and communications.

4.7	Where reasonably practicable, the Seller or its legal counsel may also, but are not obliged to, participate in all material meetings, scheduled calls and other discussions with any Competition Authority in connection with any Merger Clearance Filing. The Purchaser shall use reasonable best efforts to redact business secrets and other confidential information in respect of the Seller and its Affiliates to the extent reasonably identified by the Seller.

4.8	The Purchaser and the Seller shall each bear their own fees and other costs in relation to any Merger Clearance Filings. The Parties shall conduct the Merger Clearance Filings and related procedures as expediently as reasonably possible. The Parties shall refrain from any action that may prevent or delay the Merger Clearance Condition to be satisfied. The acceptance by the Purchaser or any member of the Purchaser’s Group (including the JV Group) of conditions or offering of remedies by Purchaser or any member of the Purchaser’s Group (including the JV Group) shall not affect or change the terms of this Agreement, including the Consideration.

Satisfaction and waiver of the Completion Conditions

4.9	Each Party shall inform the other Parties in writing within two (2) Business Day of becoming aware of (i) the satisfaction of any Completion Condition, (ii) any circumstance that will or is likely to result in a failure to satisfy any Completion Condition or (iii) any circumstance that results or is likely to result in a previously satisfied Completion Condition no longer being satisfied at any moment up to and including Completion, including the reasonable background of this circumstance.

Long Stop Date

4.10	If the Completion Conditions set out in Clause 4.1 (Completion Conditions) are not satisfied or waived within nine (9) months after the Signing Date (“Long Stop Date”), each of the Seller and the Purchaser may terminate this Agreement by notice to the other Party at any time prior to Completion.

5.	PRE-COMPLETION UNDERTAKINGS

Conduct of business

5.1	(A) Other than with the explicit written consent of the other Party, and subject to applicable competition Law, the Parties shall, and shall cause their Affiliates to, take all reasonable efforts (taking into account their respective interests and the rights and powers vested in them as partners (vennoten) in the Joint Venture) to procure that between Signing and Completion: (1) the business of the JV Group is conducted in the ordinary course of business; and (2) no action is taken by the JV Group to declare, set aside, establish a record date for, accrue, make or pay any dividends or other distributions (whether in cash, stock or property) in respect of any JV Group Entity’s capital stock or other equity securities.

(B)	Other than with the explicit written consent of the Purchaser, and subject to applicable competition Law, the Seller procures that between Signing and Completion:

(1)	the Company is conducted in the ordinary course of business; and

(2)	no action by the Seller or the Company is taken in respect of the Company to:

(a)	declare, set aside, establish a record date for, accrue, make or pay any dividends or other distributions (whether in cash, stock or property);

(b)	acquire any Assets;

(c)	sell, transfer, issue or otherwise dispose of any Assets;

(d)	create any Encumbrance over the Shares, revenues or Assets of the Company or its equity interest in the Joint Venture;

(e)	incur any Liabilities or give any guarantee, indemnity or grant any Encumbrance in respect thereof, except for any VOF Partner Liability;

(f)	take any action to amend the constitutional documents of the Company in any material respect or to procure a legal merger, legal demerger, insolvency, bankruptcy, dissolution or liquidation;

(g)	take any action to make any change in the Company's method of accounting, Tax or audit practices, except as required by a change in Law or the applicable accounting standard;

(h)	voluntarily take any position in a Tax Return materially contrary to the position taken in Tax Returns filed prior to the Signing Date, or voluntarily amend or refile a Tax Return filed prior to the Signing Date;

(i)	(i) change its residence for Tax purposes; (ii) make or change any material Tax election; (iii) change any annual Tax accounting period; (iv) prepare or file any Tax Return outside the ordinary course of business; (vi) apply for or enter into any Tax ruling or other agreement or arrangement with a Tax Authority; (vii) settle any claim in respect of any amount of Tax; or (viii) consent to any extension or waiver of the limitation period applicable to the assessment or collection of any Tax;

(j)	enter into, or amend any agreement with any member of the Seller Group; or

(k)	authorize or enter into any agreement or commitment with respect to any of the actions set out under (a) through (j)above.

5.2	The Party requesting consent will send any request for consent in connection with Clause 5.1 to Mr. Eryk Spytek of the Purchaser or Mr. Kees Meijer of the Seller, as applicable. A written response to a request for consent, which consent may not be unreasonably withheld or delayed, must be provided by reply email to the sender of the email as soon as reasonably practicable and in any event within three (3) Business Days after the time of sending of the relevant request (with a copy (cc) as provided in Clause 13 (Notice)). If such written response is not received within three (3) Business Days, consent will be deemed to have been given by the Party from whom Consent was requested.

5.3	Clause 5.1 and Clause 5.2 shall not operate so as to restrict or prevent in any respect:

(A)	any act or conduct which any Party is required to take, or omit to take, as a result of, or in order to comply with:

(1)	any Law or any change or foreseeable change in Law, it being understood that such Party shall promptly notify and consult with the other Party, where practicable and lawful to do so, before such act or conduct occurs; or

(2)	its obligations under this Agreement; and

(B)	any action requested or advised to be implemented by a Governmental Authority, including pursuant to any Law issued by a Governmental Authority, it being understood that such Party shall promptly notify and consult with the other Party, where practicable and lawful to do so, before such act or conduct occurs.

Access to information

5.4	Between Signing and Completion, the Seller shall procure that the Company affords the Purchaser, its Affiliates and its Representatives on a reasonable need to know basis, upon reasonable notice, reasonable access during normal business hours to the properties, books and records of the Company, provided that such access to information shall only be provided to the extent that the Purchaser, its Affiliates or its Representatives may reasonably require such access to information in connection with the Purchaser’s obligations under this Agreement or in relation to the Completion of the Transaction. The Seller shall furthermore as soon as reasonably possible notify the Purchaser of any fact, circumstance or matter that may reasonably be expected to be of relevance for the Purchaser in light of the Transaction.

5.5	The Purchaser acknowledges and agrees that any information provided to it, its Affiliates or any of their Representatives under Clause 5.4 is subject to the terms of Clause 12 (Confidentiality).

5.6	The obligations of the Seller under Clause 5.4 will be subject to the right of the Seller or the Company to refuse access to information on the grounds that access would be contrary to any Law.

Arrangements between the Seller and the JV Group and the Seller and the Company

5.7	Except for the trading relationship of the JV Group with C. Meijer B.V., all existing agreements and arrangements between (one or more members of) the Seller Group (excluding the Company) on the one hand and the JV Group on the other hand will be terminated at the Seller's expense prior to or at Completion without any additional or remaining Liability for the JV Group. All existing agreements and arrangements between (one or more members of) the Seller Group (excluding the Company) on the one hand and the Company on the other hand will be terminated at the Seller's expense prior to or at Completion without any additional or remaining Liability for the Company.

Third Party Consents

5.8	The Seller and LW will use reasonable best efforts to assist the Purchaser in obtaining any consents, approvals or authorizations of third parties to the extent required in connection with the consummation of the Transaction. LW will procure and do all that is necessary to issue the LW Shares in book entry form and in the name of the Seller at Completion.

Finalization and execution of the Notary Letter

5.9	As soon as reasonably practicable after the Signing Date, but no later than two (2) Business Days before the Completion Date, the Parties shall agree and sign the Notary Letter, substantially in the form attached to this Agreement as SCHEDULE 3 (Form of Notary Letter and Deed of Transfer) with such changes as reasonably required by the Notary, setting out the funds flow at Completion.

Transitional Arrangements

5.10	The Purchaser shall and shall procure that the relevant JV Group Entities shall (i) prior to Completion in good faith discuss with the Seller on the potential continuation for an interim period of maximum twelve (12) months after Completion of the lease of the offices and parking places currently in use by the Seller located at Stationsweg 18 A, 4416 PJ Kruiningen, Netherlands (the “Seller Office Space”) and provision of related IT services, in each case, on commercially reasonable terms and (ii) cooperate, at Seller’s expense, with a migration to another IT provider.

Easements

5.11	The Seller undertakes to cause the relevant members of the Seller Group to allow the Joint Venture to continue to use, and, if reasonably possible, to allow and cooperate in the re-registration in the name of the Joint Venture, of the easements (erfdienstbaarheden) made in respect of an underground pressure pipeline (effluent pipeline) which are currently registered in the name of members of the Seller Group but are used in the JV Group’s business (collectively, the "Easements"). The Seller will cooperate with the Joint Venture to describe the Easement in further detail as soon as possible after the Signing Date. All costs in relation to the use and, as the case may be, re-registration of the Easements shall be borne by the Joint Venture (which the Purchaser will procure). The Joint Venture (which the Purchaser will procure) will indemnify the relevant members of the Seller Group for any Losses incurred by them in connection with the use of the Easements.

6.	COMPLETION

6.1	Completion shall take place at the offices of the Purchaser's Lawyers at Concertgebouwplein 20, 1071 LN Amsterdam, the Netherlands, or virtually, commencing at 11:00 Amsterdam time on the later of (i) November 28, 2022 or (ii) the third (3rd) Business Day after satisfaction or waiver of the Completion Conditions in accordance with this Agreement, or such other date and time as agreed in writing between the Parties.

6.2	The Purchaser shall procure that the Notary shall have received the Cash Consideration (without any deduction whatsoever and increased (as the case may be) with the Interest Compensation) in the Notary Account, with reference to "LWM Acquisition", prior to 11:00 Amsterdam time on the Completion Date, which amounts the Notary will hold in accordance with the terms and subject to the conditions of the Notary Letter.

6.3	At Completion, the Parties shall procure that the following actions are taken in the following sequence:

(A)	upon receipt the Notary shall confirm to the Seller and the Purchaser that an amount equal to the aggregate of the Cash Consideration plus the Interest Compensation (as the case may be) has been received in the Notary Account in accordance with the terms and subject to the conditions of, as relevant, the Notary Letter; and

(B)	the Parties shall take the relevant actions listed in Part 1 of SCHEDULE 2 (Completion Actions).

Breach of Completion obligations

6.4	If the Seller or the Purchaser breaches any obligation under Clause 6.3, thereby becoming a "Defaulting Party", and that breach results in Completion not occurring in full compliance with Clause 6.1, then the Seller (if the Purchaser was the Defaulting Party) or the Purchaser (if the Seller was a Defaulting Party), thereby a "Non-Defaulting Party", shall be entitled, but not obliged, to:

(A)	effect Completion on the Completion Date insofar as practicable having regard to the defaults that have occurred; or

(B)	set a new date for Completion occurring in the period between two (2) and twenty (20) Business Days after the original date for Completion (the "Extended Completion Date") in accordance with Clause 6.1, in which case the provisions of Clause 6.3 shall apply to the Extended Completion Date as so deferred. Clause 5.9 shall apply mutatis mutandis and the Extended Completion Date shall be used as the Completion Date as the context may require. If on or prior to the Extended Completion Date the Seller or the Purchaser becomes a Defaulting Party and (i) breaches any of its obligations as referred to under Clauses 5.9, 6.3 or the Notary Letter and this breach results in Completion not occurring in full compliance with Clauses 6.1, 6.2 and 6.3 or the Notary Letter and (ii) the Seller (if the Purchaser was the new Defaulting Party) or the Purchaser (if the Seller was a Defaulting Party) as the new Non-Defaulting Party cannot reasonably be expected to effect Completion insofar as practicable having regard to the defaults that have occurred, such new Non-Defaulting Party shall be entitled to terminate this Agreement by Notice to the Defaulting Party.

6.5	Each Party's right of termination under this Clause 6 (Completion), including the exercise of such right, shall be in addition and without prejudice to any other rights and remedies available to it under or otherwise in connection with this Agreement and under Law.

7.	SELLER's WARRANTIES

7.1	The Seller represents and warrants to the Purchaser that the Seller's Warranties set out in Clause 7.2, Clause 7.3(A), Clause 7.3(B), Clause 7.3(C) and Clause 7.4 (together the "Fundamental Warranties"), the Seller's Warranties set out in Clause 7.3(D), Clause 7.3(E) and Clause 7.6 (together the "Business Warranties") and the Seller's Warranties set out in Clause 7.5 ("Tax Warranties") are true and accurate as at Signing and will also be true and accurate as at Completion (as if they had been repeated).

7.2	Seller information, authority, corporate action

(A)	The Seller is the sole legal and beneficial owner of the Shares and has the full right, power and authority to sell and transfer such Shares.

(B)	The Seller validly exists and is a legal entity duly incorporated or organized, as applicable, under the Law of its jurisdiction of incorporation or organization.

(C)	The Seller has the full power and authority to enter into and perform this Agreement and any other documents to be executed by the Seller pursuant to or in connection with this Agreement, which, when executed, will constitute valid and binding obligations on the Seller, enforceable in accordance with its terms.

(D)	No Person other than the Seller has the right, or has claimed to have the right, (whether exercisable now or in the future and whether contingent or not) to call for the conversion, issue, allotment, registration, sale or transfer, amortization or repayment of any share capital or any other security giving rise to a right over, or an interest in, the share or loan capital of the Company under any option, agreement or other arrangement (including conversion rights or by way of option or rights of pre-emption).

(E)	The Seller has taken or will have taken by the Completion Date all corporate actions required to authorize it to perform in accordance with this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

(F)	The execution and performance by the Seller of this Agreement and the consummation of the Transaction does not and will not (i) violate any provision of the charter, articles of association or other constitutional or organizational documents of the Seller, (ii) violate or result in a breach of or constitute a default by that Seller under any Law to which the Seller is subject or (iv) otherwise violate or result in a breach of or constitute a default that would impair or delay the Seller’s ability to perform its obligations hereunder.

(G)	There are no legal proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning the Company.

(H)	No consent, approval, waiver or authorization is required to be obtained by the Seller from any Governmental Authority in connection with the execution and performance by the Seller of this Agreement.

(I)	There are no:

(1)	judgments, orders, injunctions or decrees of any Governmental Authority or court or arbitration tribunal outstanding against or affecting any member of the Seller Group;

(2)	lawsuits, actions or proceedings pending or, to the Knowledge of the Seller, threatened against or affecting any member of the Seller Group; or

(3)	investigations by any Governmental Authority which are pending or, to the Knowledge of the Seller, threatened against any member of the Seller Group,

which, in any such case, may have an adverse effect on the ability of the Seller to execute and deliver, or perform, its obligations under this Agreement or any other documents to be executed pursuant to or in connection with this Agreement.

7.3	Corporate information

(A)	The Company validly exists and is a legal entity duly incorporated under Dutch Law.

(B)	The Shares comprise the whole of the issued and outstanding share capital of the Company, have been properly and validly issued, are fully paid up and are free from any Encumbrances.

(C)	Other than holding an equity interest in the Joint Venture, the Company has no:

(1)	Assets or Liabilities other than (i) VOF Partner Liabilities, (ii) deferred tax liabilities, which do not exceed EUR 1,000,000 (in words: one million euro), in aggregate relating to assets owned by the Joint Venture, and (iii) deferred tax liabilities relating to forward contracts (termijncontracten) for commodities, energy and similar contracts concluded by the Joint Venture. Parties acknowledge and agree that any deferred tax liabilities, which arise with the Company at the time that Company ceases to be a member of the Fiscal Unity, are not treated as deferred tax liabilities of the Company as at Completion;

(2)	other operation or commercial activities; nor

(3)	any branch, agency, place of business or permanent establishment.

(D)	The registers and minute books required to be maintained by the Company under Dutch Law:

(1)	are up-to-date;

(2)	have been maintained in accordance with such Law; and

(3)	contain proper records of all matters required to be dealt with in such books and records, in each case in all material respects; and

(4)	all such registers and books are in the possession, or under the control, of the Company.

(E)	All material filings, publications, registrations and other formalities required by Law to be delivered or made by the Company to company registries have been delivered or made on a timely basis.

7.4	Solvency

(A)	No order has been made, petition presented or resolution passed for the winding up of the Company, to have it declared insolvent (failliet verklaard) or granted a suspension of payments (surseance van betaling). No trustee (curator), administrative receiver, receiver or receiver and manager has been appointed of the whole or any part of the property, assets or undertaking of the Company.

(B)	No application has been issued or order made for the provisional liquidation of the Company or the appointment of a provisional liquidator or receiver (which expression will include an administrative receiver) in respect of the Company or in respect of all or any part of its assets.

(C)	No administration order has been made in respect of the Company and so far as the Seller is aware no petition has been presented for such an order and no administrator has been appointed in respect of the Company.

(D)	No voluntary arrangement (including under the Wet Homologatie Onderhands Akkoord) has been proposed or approved, agreed to or sanctioned in respect of the Company.

(E)	The Company has not stopped or suspended the payment of its debts nor is it insolvent or unable to pay its debts.

7.5	Tax Warranties

(A)	The Company has duly, correctly and within any appropriate time limits (taking into account available extensions of filing periods), paid all Tax for which it is or has been liable to pay and has not been, and is not, under any Liability to pay any penalty, fine or surcharge or material amount of interest in respect of Tax.

(B)	All withholdings and deductions (including but not limited to any withholding or deduction on payments made or deemed made to shareholders, creditors, employees, independent contractors or any other person) relating to Tax as are required by Law to be made by the Company have been so made correctly and properly and in a timely manner and have been properly and duly accounted for within the requisite period to the relevant Tax Authority.

(C)	All withholdings which the Company is or was required to make have been made and have been accounted for to the relevant Tax Authority by the due date and all payroll withholding employer national insurance and other social security contributions for which the Company is or was liable have been paid to the relevant Tax Authority by the due date, including all withholdings, deductions or contributions applicable to benefits in kind provided for, or employment related securities issued to, directors, employees or former employees of the Company or any persons required to be treated as such.

(D)	All computations, Tax Returns, notices and other information, which are or have been required by Law to be filed with or provided to any Tax Authority by the Company for any Tax purpose have been made on a proper basis, have been duly and accurately filed or provided within the requisite period and were (when filed or provided) complete, true and correct in all respects and none of them is, nor is to the Knowledge of the Seller likely to become, the subject of any dispute with or investigation by any Tax Authority.

(E)	The Company has complied with all statutory provisions, rules, regulations, orders and directions concerning VAT.

(F)	The Company is and has at all times been exclusively resident for all Tax purposes and subject to Tax in its jurisdiction of incorporation only, and has not at any time been resident or had any branch, agency or permanent establishment in any other jurisdiction for any Tax purposes and no Tax Authority has ever sought to assert the same.

(G)	To the Knowledge of the Seller the Company is not involved in any Tax Audit or other unresolved dispute in relation to Taxes, nor has it, to the Knowledge of the Seller, been the subject of any dispute, investigation, audit, litigation or non-routine visit by or involving any Tax Authority. There is to the Knowledge of the Seller no planned investigation, audit, litigation or visit by, or involving, any Tax Authority in respect of the Company and there are to the Knowledge of the Seller no facts that might cause such an investigation, audit, litigation or visit to be instituted.

(H)	There are no self-employed persons (zzp'ers) or temporary workers who are or at any time have been or should be or have been treated as employees of the Company for Tax purposes and no self-employed person or temporary worker may seek or has ever sought to assert the same.

(I)	The Company has not been a party to or otherwise involved in, any transaction, scheme or arrangement the main purpose or object or one of the main purposes or objects of which is to avoid or reduce a Liability to Tax or to secure a Tax advantage. For the avoidance of doubt, a fiscal unity (fiscale eenheid) for Dutch corporate income tax purposes pursuant to Section 15 of the Dutch Corporate Income Tax Act is not deemed to be such transaction, scheme or arrangement.

(J)	No Tax Authority has agreed, in the last five (5) years, to operate any special arrangement or agreement (being an arrangement or agreement, including tax rulings, not based on a strict and correct application of the relevant legislation) in relation to the Company's Tax affairs and the Company does not have a request pending before a Tax Authority for any such arrangement or agreement. Any transaction for which a Tax ruling has been obtained or an agreement has been reached with the Tax Authority has been carried out only in accordance with the terms of such ruling or agreement and the facts and circumstances described therein. To the Knowledge of the Seller, no facts or circumstances have arisen since the date of any such agreement or ruling which would cause the agreement or ruling to become invalid, void or ineffective.

(K)	The Company has in the current financial year and the preceding 5 (five) financial years been part of a fiscal unity for corporate income tax purposes with the Seller.

(L)	The Company has not given any warranty, indemnity, covenant, guarantee to any other Person for Taxation, or is subject to any other (contractual) obligation in relation to Taxation by virtue of which it is or may be required to make a payment to a Person (other than a JV Group Entity or the Dutch Tax Authorities).

(M)	The Company does not have any Liability for the Taxes of any other person, as a transferee or successor, by contract, or otherwise, other than any Liability on the basis of section 39 of the Dutch tax collection act (Invorderingswet 1990).

7.6	Investigation by Seller; Investment Representations.

(A)	Each of the Seller and Mr. Kees Meijer (i) is a sophisticated investor, represented by independent legal counsel, and has such knowledge and experience so that such member of the Seller Group is capable of making an informed investment decision concerning its acquisition of the LW Shares under this Agreement, (ii) acknowledges that, other than those set forth in this Agreement, LW and the other members of the JV Group specifically make no representation or warranty of any kind regarding the LW Shares and the business, operations, financial condition or prospects of LW, and (iii) such member of the Seller Group hereby disclaims reliance on any representation or warranty of any kind (including as to the accuracy or completeness thereof), other than those set forth in this Agreement.

(B)	Each of the Seller and Mr. Kees Meijer is an “accredited investor” (as such term is defined in Rule 501 of Regulation D promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

(C)	The Seller is acquiring the LW Shares under this Agreement for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing, selling or otherwise disposing of the same, in violation of securities or other applicable Law. No member of the Seller Group has any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to any other person with respect to any of the LW Shares. Each of the Seller and Mr. Kees Meijer has been advised and understands that the LW Shares have not been registered under the Securities Act on the grounds that no distribution or public offering of the LW Shares is to be effected, and LW is relying in part on the representations of the Seller set forth in this Clause 7.6 to establish an exemption from registration under the Securities Act.

(D)	Each of the Seller and Mr. Kees Meijer acknowledges and agrees that (i) the LW Shares acquired hereunder may not be sold, transferred, offered for sale, pledged hypothecated or otherwise disposed of without registration under applicable securities Law, except pursuant to an exemption from such registration under applicable securities Law, (ii) none of LW or any other member of the Purchaser Group shall be under any obligation to register the LW Shares pursuant to the Securities Act or any other securities or other applicable Law, and (iii) any book entry confirmation or notification delivered to the holder of LW Shares or any other instruments representing the LW Shares will bear a legend substantially to the following effect:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER, OWNERSHIP AND OTHER RESTRICTIONS SET FORTH IN THE SALE AND PURCHASE AGREEMENT, DATED OCTOBER 19, 2022, RELATING TO 100% OF THE ISSUED AND OUTSTANDING SHARES IN MEIJER FROZEN FOODS B.V., AS MAY BE AMENDED FROM TIME TO TIME, COPIES OF WHICH ARE ON FILE WITH AND AVAILABLE FROM THE SECRETARY OF THE ISSUER, WITHOUT COST.

8.	LIABILITY; LIMITATIONS

8.1	Subject to the provisions of this Clause 8 (Liability; Limitations), the Seller shall be liable towards the Purchaser for all Losses:

(A)	in the event of a breach of the Seller’s Warranties;

(B)	as determined in accordance with and subject to the conditions of the Tax Covenant;

(C)	for a claim under the Specific Indemnity; and

(D)	in the event of a breach of this Agreement by the Seller (for the avoidance of doubt, other than in respect of the Seller’s Warranties, Tax Covenant and the Specific Indemnity),

provided always that the Purchaser’s right to claim against Seller for breach of the Seller’s Warranties, under the Specific Indemnity or under the Tax Covenant will be subject to and not become effective until Completion has occurred.

8.2	The Seller shall not be liable towards the Purchaser for any claim under or in connection with this Agreement unless Notice thereof is given by the Purchaser to the Seller within seven (7) years after the Completion Date, except that for a claim for breach of (i) the Fundamental Warranty in Clause 7.3(C) and (ii) any of the Business Warranties Notice has to be given within two (2) years after the Completion Date, after which the Liability of the Seller in respect thereof will lapse except for claims for which Purchaser has given Notice before lapse of the relevant claim period.

8.3	The Seller shall not be liable towards the Purchaser for a breach of the Business Warranties and the Tax Warranties:

(A)	if the information underlying such claim is known to the Purchaser;

(B)	if and to the extent a specific provision, allowance or reserve in respect of the facts and circumstances giving rise to the claim has been made in the annual accounts for the financial year 2021-2022 of the Company;

(C)	if and to the extent the Losses giving rise to the claim have been caused by a wrongful act or omission on the part of the Purchaser or any member of the Purchaser’s group (including the Company and any JV Group Entity following Completion);

(D)	to the extent the Losses giving rise to the claim are actually recovered by the Purchaser’s Group (including the Company and any JV Group Entity) under any insurance policy or from a third party within the same or subsequent year in which the breach of the Seller’s Warranty or claim under a Specific Indemnity occurred;

(E)	if and to the extent the Losses giving rise to the claim are the result of a change in accounting and Taxation principles and policies of the Company or any JV Group Entity with respect to periods after Completion, except for changes which are required by Law;

(F)	if and to the extent the Losses giving rise to the claim are the result of a change of a Law after the Signing Date; and

(G)	if and to the extent the Losses giving rise to a claim relate to Assets or Liabilities of the Joint Venture i.e. Assets and Liabilities which have accrued equally to the Company and the Purchaser in their capacity of partners (vennoten) in the Joint Venture (the "VOF Partner Liability").

8.4	The Seller shall not be liable towards the Purchaser under the Tax Warranties if the claim relates to:

(A)	any deferred tax liabilities of the Company recorded in the Company’s balance sheet relating to any forward contracts (termijncontracten) for commodities, energy and similar contracts concluded by the JV Group and any deferred tax liabilities which do not exceed EUR 1,000,000 (in words: one million euro) in aggregate, relating to assets owned by the JV Group;

(B)	agreements and arrangements in respect of the JV Group regarding transfer pricing and the application of the so-called ‘innovation box’.

8.5	In the event of a breach of the Business Warranties, no Liability shall attach to the Seller in the event that the aggregate Liability as a result of a single claim (or a series of connected claims arising out of the same or similar subject matter, facts, events or circumstances, which may be aggregated and form a single claim) against the Seller, as the case may be, in respect of that breach does not exceed EUR 100,000 (in words: one hundred thousand euro) (a "Ranking Claim") and the aggregate of all Ranking Claims does not exceed EUR 1,000,000 (in words: one million euro). In case these thresholds are exceeded, the Seller shall be liable for the whole amount and not merely for the excess.

8.6	The aggregate Liability of the Seller for breaches of the Seller’s Warranties shall not exceed an amount equal to the Consideration. The aggregate liability of the Seller for the Business Warranties shall not exceed an amount of EUR 35,000,000 (in words: thirty five million euro). The total aggregate liability of the Seller under or in connection with this Agreement shall not exceed an amount equal to the Consideration.

8.7	Any Tax Benefit actually realized within seven (7) years after Completion by the Purchaser or any other member of the Purchaser's Group (including the Company or any JV Group Entity) as a direct result of the matter giving rise to a successful claim for a breach of the Business Warranties, Tax Warranties or a successful claim under the Specific Indemnity or the Tax Indemnity shall be paid to Sellers. Purchaser shall pay the amount equal to such Tax Benefit to the Sellers within ten (10) Business Days after the Purchaser or any other member of the Purchaser's Group has received a corresponding tax assessment from the relevant Tax Authority, that is final and binding, confirming that the Tax Benefit is actually realized by the Purchaser or any other member of the Purchaser's Group.

8.8	Nothing in this Agreement will limit the Purchaser’s obligations under article 6:101 BW. The Purchaser shall take, and shall procure that the Company and each member of the JV Group takes, all reasonable steps to mitigate any Losses resulting from a breach of the Seller’s Warranties or under the Specific Indemnity and the Tax Indemnity.

8.9	The Purchaser shall not be entitled to recover from the Seller under this Agreement more than once in respect of any one matter even if more than one of the Seller’s Warranties, Specific Indemnity and/or the provisions of the Tax Covenant is breached regarding such a matter, fact or circumstance.

8.10	Nothing in this Agreement shall limit any Liability of the Seller in the event of fraud (bedrog) within the meaning of article 3:44 BW by the Seller.

Notice of claims

8.11	If the Purchaser is notified of or becomes aware of a matter, fact or circumstance which has led to a breach of the Seller’s Warranties, Specific Indemnity or Tax Claim, the Purchaser shall inform the Seller thereof in writing as soon as reasonably practicable but in any event within twenty (20) Business Days after becoming aware thereof, stating, to the extent reasonably possible, the fact, the circumstance or the event and the legal basis that has led to such breach or claim and the Losses expected to be suffered and/or that has been suffered resulting from such breach or claim.

8.12	Any failure of the Purchaser to notify the Seller within the twenty (20) Business Days’ time limit shall not exclude the Seller’s Liability except for an increase in Losses that the delay caused to the Seller.

External Claims

8.13	The Purchaser will, as soon as practicable after it or any member of the Purchaser's Group becoming aware of the same, notify the Seller of any matter which will or would be reasonably likely to result in an actual or threatened claim, demand or proceeding against the Purchaser or any member of the Purchaser's Group (including the Company and the JV Group following Completion) (an "External Claim"), or of any fact or matter which may give rise to an External Claim in relation to which it appears that the Purchaser is, or might be or might become, entitled to claim against the Seller in respect of this Agreement, the Purchaser shall as soon as reasonably possible but in any event within twenty (20) Business Days notify the Seller in writing specifying in reasonable detail the nature of the potential Liability and, so far as practicable, the amount likely to be claimed.

8.14	The Purchaser shall:

(A)	provide the Seller with such information as is available to the Purchaser's Group (including the Company and the JV Group following Completion) to enable the Seller to (i) assess the merits of such External Claim and assess its legal position and (ii) preserve evidence;

(B)	consult with the Seller on the External Claim and handling and keep Seller informed on the status and progress of such External Claim and provide Seller with copies and details of any material communication and any legal proceedings;

(C)	pursue such External Claim against the third party with reasonable diligence and in good faith; and

(D)	procure that it nor any member of the Purchaser's Group (including the Company and the JV Group following Completion) shall make any admission of Liability or enter into any settlement or compromise in relation to the (potential) External Claim without the prior written consent of the Seller, which approval shall not be unreasonably withheld.

9.	SPECIFIC INDEMNITY

9.1	The Seller shall indemnify (vrijwaren) and hold harmless (schadeloosstellen), on a Euro-for-Euro basis, the Purchaser or, at the Purchaser’s sole discretion, a member of the JV Group, for fifty percent (50%) of any and all Losses resulting from or in relation to any Liability of which the underlying cause exists as at the Signing Date or existed prior to the Signing Date, and which results from or relates to (i) any judicial, administrative or arbitral actions, suits, proceedings (public or private) or claims, demands, charges, hearings or other proceedings, investigations or audits by or before a Governmental Authority or demands initiated by a third party, including a landlord, (ii) any investigatory, clean-up, remediation order or similar order of a Governmental Authority issued against any member of the JV Group or (iii) any other obligation that is required to investigate, remediate, remove, monitor, mitigate, respond to or take corrective action relating to any presence of Hazardous Materials or actions that are necessary to address any violation of applicable Environmental Law, in each case of (i), (ii) or (iii) resulting from, arising out of, related to, or in connection with the violation of any Environmental Laws (or any permit, license or authorization issued under any Environmental Laws) by any member of the JV Group or the presence of Hazardous Materials at, on, under or from any of the Joint Venture's current or former facilities or any location at or to which Hazardous Materials from any such facilities or from operations of any members of the JV Group have been transported for treatment, storage, disposal or recycling, which Losses shall include costs relating to the implementation of any reasonable corrective measures and which are presently unknown, unforeseen nor planned to be made, all the aforegoing up to a maximum aggregate amount of EUR 20,000,000 (twenty million euro) (the "Specific Indemnity").

The Specific Indemnity shall, for the avoidance of doubt, exclude any Losses and Liability in connection with (i) products sold to the JV Group's customers and sold (on) to the end-users and (ii) workplace health and safety, indoor improvements and investments.

9.2	Without prejudice to Clause 8.11, the Purchaser undertakes to the Seller in connection with the Specific Indemnity given by the Seller as follows:

(A)	to consult with the Seller on the necessity and scope of subsurface environmental surveys and testing to be carried out by the Joint Venture and related costs, inform the Seller on the results of such surveys and testing and of the results of any investigations and audits carried out by or upon the order of a Governmental Authority or other Person, including the costs of any corrective measures and remedial action to be taken, and consult with the Seller on any defense, objection or other legal action reasonably available to the Joint Venture or any other member of the JV Group in connection therewith; and

(B)	to timely request the Seller’s consent (such consent not to be unreasonably withheld, conditioned or delayed) to waive any rights or terminate any legal action against any third party in connection with such matters for which such third party would have Liability to any member of the JV Group which are expected to result in a claim by the Purchaser under the Specific Indemnity set out in Clause 9.1, including the entering into settlements with any Person.

9.3	The Purchaser shall be entitled to set-off (verrekenen) or deduct any Contingent Consideration Payments due and payable against any amounts due and payable to the Purchaser by the Seller in respect of a claim under the Specific Indemnity as set out in Clause 9.1.

9.4	None of the Seller’s obligations under the Specific Indemnity in Clause 9.1 shall be limited or qualified in any respect by the provisions of this Agreement, other than this Clause 9; provided, however, that the Seller shall not be liable towards the Purchaser for any claim under or in connection with Clause 9.1 unless Notice thereof is given by the Purchaser to the Seller within two (2) years after the Completion Date.

10.	PURCHASER'S WARRANTIES

10.1	The Purchaser represents and warrants to the Seller that the statements set out in Part A (Purchaser's Warranties) of SCHEDULE 5 (Purchaser’s and LW’s Warranties) are true and accurate as at Signing and will also be true and accurate as at Completion.

10.2	LW represents and warrants to the Seller that the statements set out in Part B (LW's Warranties) of SCHEDULE 5 (Purchaser’s and LW’s Warranties) are true and accurate as at Signing and will also be true and accurate as at Completion.

10.3	Subject to the provisions of this Clause 10, the Purchaser or LW, as applicable, shall be liable towards the Seller for all Losses in the event of a breach of any of the Purchaser’s Warranties.

10.4	The Purchaser or LW, as applicable, shall not be liable towards the Seller for any claim under or in connection with this Agreement unless Notice thereof is given by the Seller to the Purchaser or LW, as applicable, within seven (7) years after the Completion Date.

10.5	Nothing in this Agreement will limit the Seller’s obligations under article 6:101 BW.

10.6	The Seller shall not be entitled to recover from the Purchaser or LW, as applicable, under this Agreement more than once in respect of any one matter.

10.7	Nothing in this Agreement shall limit any Liability of the Purchaser or LW, as applicable, in the event of fraud (bedrog) within the meaning of article 3:44 BW on the part of the Purchaser or LW, as applicable.

10.8	Each of the Purchaser and LW shall be jointly and severally liable (hoofdelijk verbonden en aansprakelijk) for each-others due and punctual performance of their respective obligations in connection with this Agreement.

11.	TAX

The provisions of Clause 7.5 and of SCHEDULE 4 (Tax) apply in respect of Taxes.

12.	Post-Completion Covenants

Announcements

12.1	No public announcement, circular or other communication in connection with the existence or the subject matter of this Agreement or the Transaction may be made or issued by or on behalf of the Seller or the Purchaser, or their respective Affiliates without the prior written approval of the Purchaser (in the case of any public announcements, circulars or other communications by the Seller or its Affiliates) or Seller (in the case of any public announcement, circular or other communication by the Purchaser or its Affiliates), respectively, which approval may not be unreasonably withheld or delayed, provided that each Party may make such public announcement, circular or other communication as is reasonably required or advisable to comply with Law or, if applicable, the rules of any recognized stock exchange on which the shares of any Party (or its Affiliates) are listed, but only if, in such case, it shall, unless not reasonably possible, consult with the other Parties before such public announcement.

12.2	The Parties shall agree on the contents and the timing of the joint press releases to be issued at Signing and, if agreed, Completion in respect of the Transaction. Unless as is reasonably required or advisable to comply with Law or, if applicable, the rules of any recognized stock exchange on which the shares of any Party (or its Affiliates) are listed, the Parties agree that no financial details of the Transaction shall be disclosed in such press releases.

Confidentiality undertakings

12.3	Each Party shall, and shall procure that its Affiliates and Representatives shall, treat as strictly confidential and not release, disclose or use any information contained in, received or obtained as a result of entering into this Agreement or any agreement entered into in connection with the Transaction which relates to:

(A)	the provisions of this Agreement (including any of the terms and conditions) or any agreement entered into in connection with the Transaction;

(B)	the negotiations relating to this Agreement or any such other agreement; or

(C)	the Seller Group, the Purchaser Group or the business activities carried on by each of them or any of their respective Affiliates.

12.4	Clause 12.3 shall not prohibit disclosure or use of any information if and to the extent:

(A)	the disclosure or use is required by Law or, if applicable, the rules of any recognized stock exchange on which the shares of any Party (or its Affiliates) are listed;

(B)	the disclosure or use is reasonably required to vest the full benefit of this Agreement in any Party;

(C)	the disclosure or use is required for the purpose of any legal proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement;

(D)	the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party or an Affiliate thereof;

(E)	the disclosure is made on a reasonable need-to-know basis to (i) professional advisors, auditors, insurers (including insurance brokers) or direct or indirect (potential) investors of any Party, (ii) actual or potential providers of debt or equity to the Purchaser or any of its Affiliates or any of their direct or indirect shareholders, and their respective directors, officers, employees, professional advisers, auditors or insurers, provided that they are bound by customary non-disclosure obligations or by professional duties of confidentiality;

(F)	the disclosure is made by any Party to a Related Person, but only to the extent reasonably necessary and provided that before any such disclosure is made, the Related Person to whom such disclosure will be made is informed of the confidential nature of the information;

(G)	the information is or becomes publicly available (other than by breach of this Agreement);

(H)	the other Parties have given prior written approval to the disclosure or use; or

(I)	the information is independently developed after Completion, without any use of knowledge derived from any information covered by Clause 12.3,

provided that prior to disclosure or use of any information pursuant to (A), (B) and (C)  the Party concerned promptly notifies the other Party of this requirement, to the extent permitted by Law, with a view to providing the other Party with the opportunity to contest the disclosure or use or otherwise to agree the timing and content of the disclosure or use.

Non-Compete and non-solicitation undertaking

12.5	As the (in)direct and beneficial owners of the Company, Mr Kees Meijer has had access to confidential information of the Company and will derive significant monetary and non-monetary benefit from Completion.

12.6	In order to assure to the Purchaser and the JV Group the full benefit of its business, know-how and goodwill acquired pursuant to this agreement, each of the Seller and Mr Kees Meijer undertakes that it/he shall not, unless with the prior explicit written approval of the Purchaser, directly or indirectly, for its/his own account or on behalf of any other Person, for a period of three (3) years after Completion, anywhere in the countries in which the JV Group conducts its business at the date of the Signing Date:

(A)	conduct any business competing with the business or activities of a JV Group Entity (taken as a whole) as of the Signing Date (the “Restricted Activity”);

(B)	other than the LW Shares, have any (financial or other) interest or share or be involved as employee, advisor or otherwise in any organization or with any Person that conducts any business competing with the Restricted Activity, other than an interest of less than three per cent (3%) in a publicly listed company;

(C)	entice away or attempt to entice away any (present or identified prospective) customer, representative, agent or any other business relation of the JV Group as of the date of Completion or any Person who had such a relationship with the JV Group within the twenty-four (24) months prior to Completion; or

(D)	employ, solicit or entice away or attempt to employ, solicit or entice away any Person employed by the JV Group at any time within the twelve (12) months preceding Completion, provided that an employment, solicitation and/or enticement will not be regarded as having been made in violation of this Clause if it involved a general and bona fide solicitation of employment through public media (or by a recruitment agency) not specially directed towards personnel employed by the JV Group.

Nothing contained in Clause 12.6(A) and (B) shall restrict or be construed to restrict the Seller, Mr Kees Meijer and any member of the Seller’s Group, to continue and further develop its activities in the field of breeding, growing, developing and trading (seed)potatoes and potato varieties, including the trade and supply of (seed)potatoes and potato varieties to the Joint Venture and other Persons.

Cease use of name "Meijer"

12.7	The Purchaser shall and shall procure that the Company and each member of the JV Group shall ultimately within two (2) years after Completion cease the use of the name "Meijer" including any reference thereto and in respect thereof shall amend the statutory names and trade names of the Company and each member of the JV Group to ensure it no longer bears the name "Meijer" or any reference thereto.

Rule 144

12.8	With a view to making available the benefits of certain rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) that may permit the sale of the LW Shares to the public without registration, LW agrees to (A) until such time as no LW Shares are “restricted securities” (within the meaning of Rule 144(a)(3) under the Securities Act), use its reasonable best efforts to make and keep public information regarding LW available, as those terms are understood and defined in Rule 144 under the Securities Act, and file with the SEC in a timely manner all reports and other documents required to be filed by LW under the Securities Act and the Exchange Act at, in each case, all times from and after the date hereof.

NYSE Listing

12.9	LW shall use its best efforts to cause the LW Shares to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Completion Date and shall procure that the LW Shares shall be approved for listing on the New York Stock Exchange as soon as possible after Completion and in any case no later than the expiration of the Restricted Period.

Legend Removal

12.10	If, following the expiration of the Restricted Period, the LW Shares have become eligible for sale under Rule 144 under the Securities Act without volume or manner of sale restrictions, then LW and its legal counsel will upon request promptly provide, at LW’s expense, such transfer instructions (including instructions regarding the removal of restrictive legends) and legal opinions (on which such proposed seller may rely), and will undertake, also at LW’s expense, such other actions, as may be reasonably requested to permit or facilitate such proposed sale to be made without compliance with the volume or manner of sale restrictions of Rule 144 under the Securities Act.

13.	NOTICES

13.1	Any Notice or other formal communication given under this Agreement (which includes email) must be in writing and may be delivered in Person, or sent by post or email to the Party to be served as follows:

(A)	to the Purchaser at:

Lamb Weston Holdings, Inc.

559 S. Rivershore Lane

Eagle, Idaho 83616

U.S.A.

Emails:          eryk.spytek@lambweston.com

Marked for the attention of:        Eryk Spytek, General Counsel

with a copy (which shall not constitute a notice) to:

Jones Day

Concertgebouwplein 20

1071 LN Amsterdam

The Netherlands

Email: mjansen@jonesday.com

Marked for the attention of: Mike Jansen

(B)	to the Seller at:

Meijer Beheer B.V.

P.O. Box 1

4416 ZG Kruiningen

The Netherlands

Emails:         keesmeijer@meijer-beheer.com

Marked for the attention of:        Mr. Kees Meijer

with a copy (which shall not constitute a notice) to:

Florent

Gustav Mahlerlaan 1236

1081 LA Amsterdam

The Netherlands

Email: JeanPierre.vanLeeuwe@florent.nl and David.vanKessel@florent.nl

Marked for the attention of: Messrs. Jean-Pierre van Leeuwe and David van Kessel

or at such other address in the Netherlands or email as it may notify to the other Party under this Clause 13.1. Any Notice or other document sent by post shall be sent by recorded delivery post or by courier.

13.2	Any Notice or other communication will be deemed to have been given:

(A)	if delivered in Person, at the time of delivery;

(B)	if sent by express courier (utilizing a service that is designed to deliver correspondence within five (5) business days or less), at 10:00 hours on the sixth (6th) Business Day after it was put into the post or at 10:00 hours (local time at the place of destination) on the Business Day after it was put into the post by courier; or

(C)	if sent by email, on the date of transmission, if transmitted before 17:00 hours (local time at the place of destination) on any Business Day and in any other case on the Business Day following the date of transmission.

13.3	In proving the giving of a Notice or other communication, it will be sufficient to prove that delivery in Person was made or that the envelope containing the communication was properly addressed and posted, either by recorded delivery post or by courier, or that the email was properly addressed and transmitted, as the case may be.

14.	FURTHER ASSURANCES

On and after Completion, each Party will, at its own cost and expense, execute and do (or procure to be executed and done by any other necessary Person) all such deeds, documents, acts and things as the other Parties may from time to time require in order to give full effect to this Agreement.

15.	ASSIGNMENTS

15.1	This Agreement will be binding upon and inure for the benefit of the successors of the Parties, but, subject to Clause 15.2, the rights and obligations of a Party under this Agreement cannot be assigned, otherwise transferred (whether directly or indirectly) or Encumbered, without the prior written consent of the other Party, such consent not to be unreasonably withheld.

15.2	The Purchaser can and may assign its rights and transfer its obligations under this Agreement to any of its Affiliates, provided that the Purchaser will remain joint and severally liable together with its assignee for its obligations under this Agreement, and the Parties hereby irrevocably grant their consent, in advance, to the Purchaser for purposes of any such assignment (or transfer). Any assignee (or transferee) may itself make an assignment (or transfer) as if it were the Purchaser under this Clause 15.2.

16.	PAYMENTS

16.1	Unless otherwise expressly stated, all payments to be made under this Agreement shall be made in Euro to the Seller, the Purchaser or, where required to be transferred into the Notary's third party account, the Notary as follows:

(A)	to the Purchaser at

Beneficiary Name: [***]

Country: [***]

Bank: [***]

Currency: [***]

Account: [***]

SWIFT: [***]

or such other account as it may specify for itself;

(B)	to the Seller at

bank:	[***]

address:	[***]

account name:	[***]

IBAN:	[***]

BIC:	[***]

with reference to:	[***]

or such other account as it may specify for itself;

(C)	to the third party bank account of the Notary at:

bank:	[***]

account name:	[***]

IBAN:	[***]

BIC:	[***]

with reference to:	[***]

16.2	The receipt by the Seller's Lawyers of any sum or document to be paid or delivered to the Seller shall discharge the Purchaser's obligation to pay or deliver it to the Seller. The receipt by the Purchaser's Lawyers of any sum or document to be paid or delivered to the Purchaser shall discharge the Seller's obligation to pay or deliver it to the Purchaser.

16.3

17.	COST

17.1	Each of the Seller and the Purchaser will bear the costs and expenses incurred by it (and in respect of the Purchaser, each member of the Purchaser Group) in connection with the entering into, and Completion of, this Agreement, excluding notarial costs in relation to the transferring of the Shares, and, for avoidance of doubt, the supplemental listing application fee payable in connection with the listing of the LW Shares with NYSE, as well as any transfer agent fees in connection with the issuance to the Seller of the LW Shares, shall be borne by the Purchaser.

17.2	All payments made by a Party under this Agreement will be without deduction or withholding of any Tax by the payor other than Taxes to be deducted or withheld by Law. If and to the extent any amount payable under this Agreement is or becomes subject to a withholding or deduction of any Tax by the payor, then the amount so payable will be increased to ensure that the net amount received after such Tax is equal to the amount which would have been received had the payment not been subject to Tax. If such withholding or deduction is actually recovered by the payee, payee shall pay within 10 (ten) Business Days the recovered withholding or deduction amount to payor. The payee shall use all reasonable endeavors to obtain such recovery.

18.	GENERAL

18.1	This Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

18.2	The Parties explicitly agree that this Agreement may be executed by means of a digital signature (through the form of a scan of a handwritten signature or an advanced or qualified electronic signature, such as DocuSign), which shall have the same binding power and effect as an original signature for the purpose of validity and enforceability. Exchange of a digitally executed agreement through e-mail or through advanced or qualified electronic signature shall be equivalent to the physical exchange of originals executed by hand.

18.3	Except as expressly stated otherwise in this Agreement, the terms of this Agreement may be enforced only by a Party to this Agreement or a Party's permitted assigns or successors. In the event that any third party stipulation (derdenbeding) contained in this Agreement is accepted by any third party, such third party will not become a party to this Agreement.

18.4	If at any time a provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction, this will not affect or impair:

(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(B)	the legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this Agreement.

18.5	The rights of each party under this Agreement:

(A)	may be exercised as often necessary;

(B)	are, unless this Agreement provides otherwise, cumulative and not exclusive of rights and remedies provided by law; and

(C)	may be waived only in writing and specifically.

18.6	Without prejudice to any other statutory or contractual rights or remedies available to any of the Parties and notwithstanding any other provision of this Agreement, any of the Parties may set-off any amount due and payable by it to another Party against any amount due and payable by such Party to that Party by virtue of or pursuant to this Agreement.

18.7	For a period of seven (7) years as from Completion, or such longer period as may be prescribed by Law:

(A)	the Purchaser shall, and shall procure that the Company shall, retain any books, records and other written information relating to the JV Group in respect of the period up to and including the Completion Date which are located at the offices of the Company or which are held by or on behalf of any member of the Purchaser Group pursuant to Completion;

(B)	the Seller shall retain, or cause the retention of, any books, records and other written information relating to the JV Group which it holds at Completion (to the extent these are not held by the JV Group or the Purchaser Group at Completion);

(C)	the Parties shall, upon reasonable advance notice and to the extent reasonably required for Tax, accounting or compliance purposes permitted by Law, allow the other Party, or cause the other Party to be allowed, to view, inspect, download and make copies of the relevant books, records, and other information retained pursuant to Clauses 18.7(A) and 18.7(B), respectively, during normal office hours, it being understood, however, that access to any such information that relates to any pending or threatened dispute in connection with this Agreement may be withheld or restricted by the retaining party in its sole discretion, unless ordered to disclosure as part of legal proceedings.

18.8	If, after Completion, any payment is made by the Seller to the Purchaser or by the Purchaser to the Seller pursuant to this Agreement (including, for the avoidance of doubt, any Losses resulting from a breach of the Seller's Warranties or Specific Indemnity), other than the payment of the Consideration at Completion, such payment shall be deemed an adjustment of the Consideration equal to any such amount.

19.	NO RESCISSION

19.1	Without prejudice to Clause 6.4(B), each Party waives its right to rescind (ontbinden) this Agreement, in whole or in part, on the basis of article 6:265 BW or to request a competent court to amend this Agreement on the basis of article 6:230(2) BW. If a Party has made an error (heeft gedwaald) in making this Agreement, it shall bear the risk of that error and waives its right to nullify (vernietigen) this Agreement.

19.2	To the extent possible by Law, the applicability of articles 6:89, 7:17 and 7:20 up to and including 7:23 BW is excluded under or in connection with this Agreement.

20.	WHOLE AGREEMENT

(A)	This Agreement contains the whole agreement between the Parties relating to the transactions contemplated by this Agreement and supersedes all previous agreements (including, for the avoidance of doubt, the LOI), whether oral or in writing, between the Parties relating to these transactions.

(B)	This Agreement may only be amended in writing and where such amendment is signed by all Parties.

21.	GOVERNING LAW; FORUM

21.1	This Agreement and any contractual or non-contractual obligations arising out of or in connection to this Agreement are governed by and will be construed in accordance with the laws of the Netherlands.

21.2	Any power of attorney or other document executed in connection with this Agreement or the transactions provided for in this Agreement will be governed by and construed in accordance with the law of the Netherlands.

21.3	Subject to Clause 21.4, the competent court in Amsterdam, the Netherlands will have exclusive jurisdiction to settle disputes arising out of or in connection with this Agreement (including disputes relating to any non-contractual claims arising out of or in connection with this Agreement), without prejudice to the right of appeal, including an appeal to the supreme court of the Netherlands.

21.4	Notwithstanding Clause 21.3, the Seller shall have the right (but not an obligation) at any time to initiate any legal suit, action or proceeding in the Court of Chancery of the State of Delaware, United States (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any United States federal court located in the State of Delaware or any Delaware state court) against the Purchaser and/or LW in connection with disputes regarding the LW Shares. Each of the Purchaser and LW irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. Each of the Purchaser and LW irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

22.	LANGUAGE

The language of this Agreement and the transactions envisaged by it is English and all notices, demands, requests, statements, certificates or other documents or communications will be in English unless otherwise agreed.

[Signature page to follow]

THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

Lamb Weston Holland B.V.

/s/ Eryk J. Spytek	/s/ Gerrit Jan van den Berg
By: Mr. Eryk J. Spytek	By: Mr. Gerrit Jan van den Berg
Title: Managing DirectorA	Title: Managing Director B

Lamb Weston Holdings, Inc.
for acceptance of Clauses 5.8 (Third Party Consents), 6.3 (Completion) and SCHEDULE 2 (Completion Actions), 10 (Purchaser's and LW Warranties) and SCHEDULE 5 (Purchaser's and LW Warranties) (to the extent applicable to LW), 12.1-12.2 (Announcements), 12.3-12.4 (Confidentiality undertakings), 12.8 (Rule 144), 12.9 (NYSE Listing) 12.10 (Legend Removal), and 13 (Notices) up to and including 22 (Language)

/s/ Tom Werner
By: Tom Werner
Title: President / CEO

Meijer Beheer B.V.

/s/ Kees Meijer
By: Mr. Kees Meijer
Title: managing director (bestuurder)

Mr. Kees Meijer
for acceptance of Clauses 12.1-12.2 (Announcements), 12.3-12.4 (Confidentiality undertakings), 12.6 (Non-Compete and non-solicitation undertaking) and 13 (Notices) up to and including 22 (Language)

/s/ Kees Meijer
By: Kees Meijer

SCHEDULE 1

Definitions and Interpretation

1.	Definitions

Capitalized terms, including those used in the introduction and preamble of this Agreement, have the following meaning:

"Affiliate" means the ultimate parent of a Party and any and all Persons with respect to which now or hereafter the ultimate parent of a Party, directly or indirectly, holds more than fifty per cent (50%) of the nominal value of the share capital issued, or more than fifty per cent (50%) of the voting power at general meetings, or has the power to appoint and to dismiss a majority of the directors or otherwise to direct the activities of that Person;

"Agreement" means this sale and purchase agreement including the Schedules;

“Asset” means, with respect to any Person, any and all of such Person’s right, title and ownership interest in and to all of the properties, assets, claims, Contracts and businesses of every kind, character and description, whether real, personal or mixed, whether tangible or intangible, whether accrued, contingent or otherwise, and wherever located, including the following: (i) all cash, cash equivalents, notes and accounts receivable (whether current or non-current); (ii) all real properties, whether leased or owned, including plants, buildings and other structures and improvements (including construction in progress) located thereon, fixtures contained therein and appurtenances thereto; (iii) all leases and subleases of all machinery, equipment (including all transportation and office equipment), fixtures, trade fixtures and furniture; (iv) all office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind; (v) all raw materials, work-in-process, finished goods, consigned goods and other inventories; (vi) all intellectual property; (vii) all rights existing under all contracts, agreements, commitments, franchises, indentures, leases or licenses; (ix) all prepayments, deposits, performance bonds or prepaid expenses; (x) all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind; (xi) all customer lists and records pertaining to customers and accounts, personnel records, all lists and records pertaining to suppliers and agents, and all books, ledgers, files and business records of every kind; (xii) all advertising materials and all other printed or written materials, including purchase orders, forms, labels, shipping materials, catalogues, sales brochures, operating manuals and instructional documents; (xiii) all permits, licenses, approvals and authorizations, to the extent transferable, of Governmental Authorities or third parties relating to the ownership, possession or operation of the Assets; (xiv) all goodwill as a going concern and all other general intangible properties; (xv) all employee contracts, including the right thereunder to restrict an employee from competing in certain respects; and (xvi) all trucks, automobiles and other vehicles.

"Business Day" means a day (which is not a Saturday, a Sunday or a public holiday) on which banks are open for normal business (other than for internet banking services only) in New York, State of New York, United States, and Amsterdam, the Netherlands;

"BW" means the Dutch Civil Code (Burgerlijk Wetboek);

"Cash Consideration" has the meaning set out in Clause 3.1(A);

"Company" has the meaning set out in recital (A) of this Agreement;

"Completion" means the performance of the actions set out in Clause 6.3 and Part 1 of SCHEDULE 2 (Completion Actions);

“Competition Authority" means, to the extent it has jurisdiction in respect of the relevant matter, the European Commission and any competition authority of the Netherlands or any other jurisdiction;

“Completion Conditions” has the meaning set out in Clause 4.1;

"Completion Date" means the date on which Completion takes place;

"Consideration" has the meaning set out in Clause 3.1;

"Contingent Consideration Payment" has the meaning set out in Clause 3.1(C);

“Daily VWAP” means, for any given trading day, the volume weighted average of the trading prices of share of LW Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source reasonably selected in good faith by the Purchaser) on such trading day, disregarding after-hours trading or any other trading outside of the regular trading session trading hours.

"Deed of Transfer" means the notarial deed of transfer of the Shares to be executed by the Notary, substantially in the form set out in SCHEDULE 3 (Form of Notary Letter and Deed of Transfer), with such amendments as reasonably required by the Notary, and only including provisions essential to effectuate the transfer of the Shares and not including other arrangements such as representations or warranties;

"Defaulting Party" has the meaning set out in Clause 6.4;

“Easements” has the meaning set out in Clause 5.11.

"Encumbrance" means any claim, charge, pledge, mortgage, lien, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third-party security interests of any kind or an agreement to create any of the foregoing;

“Environment” means soil, surface waters, groundwater, drinking water, land, stream sediments, natural resources, surface or subsurface strata, ambient air and sewer systems;

“Environmental Laws” means any and all Laws relating to pollution or protection of the Environment, including those relating to presence, Release, storage, use, treatment, transportation, management, handling, generation, production, manufacture, importation, exportation, sale, distribution, labelling, recycling, processing, testing, control or clean-up of or exposure to Hazardous Materials;

"Expert" means the independent expert appointed in accordance with SCHEDULE 6 (Expert);

"Extended Completion Date" has the meaning set out in Clause 6.4(B);

"External Claims" has the meaning set out in Clause 8.13;

"Fiscal Unity" means the fiscal unity (fiscale eenheid) for Dutch Corporate Income Tax purposes pursuant to Section 15 of the Dutch Corporate Income Tax Act 1969 between (amongst others) Seller and Company;

"Fundamental Warranties" has the meaning set out in Clause 7.1;

"Governmental Authority" means, to the extent it has jurisdiction in respect of the relevant matter, any judicial, legislative, executive, regulatory or competition authority or any other governmental authority, of the Netherlands or any other jurisdiction, including of the European Union;

“Hazardous Materials” means any substance, material, or waste which is regulated or could give rise to Liability under any Environmental Law, including any (a) asbestos or asbestos-containing materials, (b) petroleum or petroleum-containing or petroleum-derived materials, (c) radiation or radioactive materials, (d) polychlorinated biphenyls, (e) per- and polyfluoroalkyl substances, and (f) any material, substance, or waste which is defined as a “hazardous waste,” “hazardous material,” “regulated substance,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “pollutant,” “toxic waste,” “toxic substance,” “deleterious substance” or similar term under any Environmental Law;

“Indebtedness” means, with respect to any Person, without duplication: (a) indebtedness of such Person for borrowed money; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments or debt securities and warrants or other rights to acquire any such instruments or securities; (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or Assets purchased by such Person (excluding ordinary course trade obligations of such Person to creditors for raw materials, inventory and supplies); (d) all Indebtedness of others secured by any mortgage, lien, pledge, or other Encumbrance on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (e) all guarantees by such Person of Indebtedness of others or keep well obligations of such Person; (f) all finance lease obligations of such Person which are required to be classified as debt on the balance sheet; (g) all obligations of such Person issued or assumed as the deferred or contingent purchase price of property or services (excluding ordinary course trade obligations of such Person to creditors for raw materials, inventory and supplies); (h) all obligations of such Person under interest rate, currency or other hedging transactions; (i) all drawn letters of credit issued for the account of such Person; (j) all obligations of such Person secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance other than Permitted Encumbrances on property owned or acquired by such Person; (k) all obligations of such Person arising from cash/book overdrafts; (m) all accrued and unpaid interest, fees, expenses, breakage costs, premiums and other amounts payable or obligations on any of the foregoing items (a) through (j); and (n) all Indebtedness of others referred to in clauses (a) through (m) hereof guaranteed (contingently or otherwise), directly or indirectly, in any manner by such Person;

“Interest Compensation” has the meaning given to it in Clause 3.1 (D);

"Joint Venture" has the meaning given to it in recital (B);

"Joint Venture Agreement" has the meaning given to it in recital (B);

"JV Group" has the meaning given to it in recital (B);

"JV Group Entity" has the meaning given to it in recital (B);

"Knowledge of the Seller" or any similar expression means, with respect to any fact or matter, in respect of knowledge the Seller and specifically Mr. Kees Meijer, in each case after due and careful inquiry of Messrs Rien de Bruine, Niels Meijer and Ronald Smits;

"Law" means any applicable statute, law, treaty, ordinance, order, rule, directive, regulation or code as well as any executive order, injunction, judgment, decree or other requirement of any Governmental Authority;

“Liability” or “Liabilities” means any and all Indebtedness, liabilities, obligations or commitments of any nature whatsoever, fixed or contingent, whether accrued or unaccrued, asserted or unasserted, reflected on a balance sheet or otherwise, including those arising under any Law or any judgment of any court of any kind or any award of any arbitrator of any kind, and those arising under any contract, commitment or undertaking;

"LOI" has the meaning set out in recital (C) of this Agreement;

“Long Stop Date” has the meaning set out in Clause 4.11;

"Losses" means all damage, losses, Liabilities, claims and demands assessed in accordance with article  6:96 et seq. BW, together with all reasonable costs (including reasonable legal costs and reasonable experts' and consultants' fees), charges and expenses, it being agreed that a Loss suffered by the Company (after Completion) shall be deemed to be a Loss suffered by the Purchaser;

"LW Common Stock" means the common stock, par value $1.00 per share, of Lamb Weston Holdings, Inc.;

"LW Shares" has the meaning set out in Clause 3.1(B);

“LW” has the meaning set out in the preamble of this Agreement;

“Merger Clearance Condition" has the meaning set out in Clause 4.1(A);

“Merger Clearance Filings" has the meaning set out in Clause 4.1(A);

"Non-Defaulting Party" has the meaning set out in Clause 6.4;

"Notary" means a civil law notary of Purchaser's Lawyers, or such civil law notary's substitute;

"Notary Account" means the notarial third-party account in the name of Jones Day and with the account number set out in the Notary Letter;

"Notary Letter" means the letter of the Notary stipulating and arranging the flow of funds as provided for in this Agreement and the order in which actions on the Completion Date, including these listed in SCHEDULE 2 (Completion Actions), shall be executed in accordance with Clause 6.3, which letter will be substantially in the form as attached hereto as SCHEDULE 3 (Form of Notary Letter and Deed of Transfer);"Notice" has the meaning set out in Clause 13;

"Parties" has the meaning set forth in the preamble to this Agreement;

"Person" means an individual, a company or corporation, a partnership, a limited liability company, a trust, an association, a foundation or other legal entity or unincorporated organization, including any Governmental Authority, whether or not having separate legal personality and wherever incorporated or registered;

"Power of Attorney" means a power of attorney authorizing the execution of the Deed of Transfer, substantially in the form reasonably proposed by the Notary;

"Proceeds" means any payment or other form of remittance, whether in cash, in shares or in other assets, received by a JV Group Entity after the date of this Agreement in connection with the Russian Market Withdrawal, net of any costs, expenses and Liabilities incurred by such JV Group Entity after the date of this Agreement in connection with the receipt of such payment or other remittance, including any costs of collection and Taxes payable on such payment or other remittances;

"Purchaser" has the meaning set out in the preamble of this Agreement;

"Purchaser Group" means the Purchaser and its Affiliates from time to time, including, after Completion, the Company;

"Purchaser's Lawyers" means the law firm of Jones Day located at Concertgebouwplein 20, 1071 LN Amsterdam, the Netherlands;

"Purchaser's Warranties" means the warranties set out in SCHEDULE 5 (Purchaser's Warranties);

"Ranking Claim" has the meaning set out in Clause 8.4;

"Related Person" means, in respect of any person, (a) any relatives (whether by blood, adoption or marriage), (b) the trustees, acting in their capacity as such, of any trust of which such ultimate beneficial owner or any person included in (a) above is a beneficiary, or, in the case of a discretionary trust, is a potential beneficiary; and (c) any person of which such ultimate beneficial owner or any person included in (a) above, individually or collectively, directly or indirectly have control;

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing, depositing or dumping of a Hazardous Material on or into the Environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material);

"Relief" means any relief, allowance, amortization, depreciation, credit, deduction, exemption, tax loss carry forward, set-off or other relief of a similar nature granted or available in relation to Tax and any repayment or right to repayment of Tax;

"Representative" means any director, officer, employee, advisor, accountant or other agent of the Party concerned;

“Restricted Period” has the meaning set out in Clause 3.2;

"Russian Market Withdrawal" means the exit by the Joint Venture (and the JV Group) from its investment in LWM RUS LLC and corresponding right to receive payments or other form of remittance, whether in cash, in shares or in other assets related to the withdrawal and payments or other form of remittance, whether in cash, in shares or in other assets following the sale of LWM RUS LLC to a third party, all as contemplated by the Framework Agreement dated August 15, 2022, among Mr. Vladimir Robertovich Tsyganov, LWM RUS LLC and LWM CIS B.V.;

"Seller" has the meaning set out in the preamble of this Agreement;

"Seller Group" means the Seller and its Affiliates, from time to time;

“Seller Office Space” has the meaning set forth in Clause 5.10.

"Seller's Warranties" means the Fundamental Warranties, the Business Warranties and the Tax Warranties;

"Share Consideration" has the meaning set out in Clause 3.1(B);

"Shares" has the meaning set out in recital (A) of this Agreement;

"Signing Date" means the day on which the last Party has signed this Agreement;

"Signing" means the signing of this Agreement by the Parties;

"Specific Indemnity" has the meaning set out in Clause 9.1;

“Subsidiaries” means the (direct and indirect) subsidiaries of the Joint Venture;

"Tax" or "Taxation" means all form of taxation and any levies, duties, imposts, social security charges, health security contributions, any other contributions or charges and withholdings of any nature whatsoever, whether direct or indirect, including without limitation corporate income tax, wage withholding tax, social security premium, value added tax, premiums or other contributions, consumption taxes, environmental taxes, (real estate) transfer tax, dividend withholding tax, property tax, capital tax, energy tax, waste tax, import, export, custom and other duties, and any repayment of unlawful state aid in relation to any of the foregoing items, as well as any payments required to be made under any contract or other agreement in relation to tax, and whether disputed or not and regardless of whether any of the foregoing items are chargeable directly or primarily against or attributable directly or primarily to the Company, and including all penalties, additions, interest, damage, fines, costs and expenses relating to any of the foregoing;

"Tax Audit" means any audit, investigation, visit, inspection, assessment, discovery, access order, or other proceedings from any Tax Authority with respect to any Tax matter of the Company;

"Tax Authority" means any taxing or other authority competent to impose any Liability in respect of Taxation or responsible for the administration, collection, or administration and collection of Taxation or enforcement of any Law in relation to Taxation;

"Tax Benefit" means (i) any actual refund or actual repayment in respect of Tax received or set-off against a Liability for Tax, (ii) any actual reduction of Tax payable;

"Tax Claim" means any claim under the Tax Covenant;

"Tax Covenant" means the covenant relating to Taxation set out in Paragraph 2 (Tax Covenant) of SCHEDULE 4 (Tax);

"Tax Indemnity" the indemnity (vrijwaring) contained in the Tax Covenant;

"Tax Return" means any return, declaration, election, report or information relating to Taxes, including any schedule or attachments to, and any amendment of, any return, declaration, report or information relating to Taxes;

"Tax Warranties" has the meaning set out in Clause 7.1;

"Transaction" has the meaning set out in recital (C) of this Agreement;

"US Dollar Equivalent" means, in respect of the Share Consideration, an amount in United States dollars obtained by applying to the Share Consideration amount in Euros the average of the U.S. Dollar – Euro exchange rates as quoted by Bloomberg using BGN as the data source at the end of each trading day at 5pm ET used to calculate the VWAP Per Share Price (or, if Bloomberg ceases to provide such quotations, by any other reputable service as is providing such quotations, reasonably selected by the Purchaser);

"VAT" means within the European Union any Tax as may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC and outside the European Union any Tax levied by reference to added value, sales or consumption;

"VOF Partner Liability" as defined in Clause 8.3(G); and

“VWAP Per Share Price” means the volume weighted average of the Daily VWAP for the five (5) trading days immediately preceding the Signing Date and the five (5) trading days immediately preceding the Completion Date.

2.	Headings and references to Clauses, Schedules, Parts and Paragraphs

2.1	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

2.2	A reference in this Agreement to:

(A)	a Clause is to the relevant clause of this Agreement;

(B)	a Schedule is to the relevant schedule to this Agreement;

(C)	a Part is to the relevant part of the relevant Schedule; and

(D)	a Paragraph is to the relevant paragraph of the relevant Schedule.

3.	References to Liabilities and obligations

Any reference in this Agreement to a Liability of any member of the Purchaser Group or the Seller Group is deemed to incorporate a reference to an obligation on the part of the Purchaser and LW or Seller to procure that the relevant Liability is discharged or obligation is performed by the relevant member(s) of the Purchaser Group or the Seller Group (as applicable), on the terms of and subject to the conditions set out in this Agreement.

4.	Information

References to books, records or other information include books, records or other information stored in any form including paper, magnetic media, films, microfilms, electronic storage devices and any other data carriers.

5.	Reasonable and best efforts

Where any obligation is qualified by or phrased by reference to use (commercially) reasonable efforts, reasonable best efforts or wording of a similar nature, it means the efforts that a Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible and, regard shall be had, among other factors, to (i) the price, financial interest and other terms of the obligation, (ii) the degree of risk normally involved in achieving the expected result and (iii) the ability of an unrelated Person to influence the performance of the obligation, it being understood that any reference to (commercially) reasonable or best efforts by the Seller shall be limited to the exercising by such Seller of all rights available to it in respect of any JV Group Entity, whether through its contractual or legal voting or consent rights (including veto rights and omitting to use such rights).

6.	Legal terms

In respect of any jurisdiction other than the Netherlands, a reference to any Dutch legal term is to be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction.

7.	Other references

7.1	Whenever used in this Agreement, the words "include", "includes" and "including" will be deemed to be followed by the phrase "without limitation".

7.2	Whenever used in this Agreement, the words "as of" will be deemed to include the day or moment in time specified thereafter.

7.3	Whenever used in this Agreement, the term "third party" means any Person or entity other than the Seller Group, the Purchaser and their respective Affiliates.

7.4	Any reference in this Agreement to any gender includes all genders, and words importing the singular include the plural and vice versa.

7.5	An action taken by a Person will be deemed to have been taken in the "ordinary course of business" if such action is consistent with the past practices of such Person, taken in the ordinary course or for the normal day-to-day operations of such Person, taking into account any developments and actions in respect of COVID-19, the Russo-Ukrainian war and other (unforeseen) circumstances.

8.	No presumption against drafting Party

The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting that agreement or document.

SCHEDULE 2

Completion Actions

1.	At Completion

At Completion, following completion of the actions set out in Clause 6.2 and Clause 6.3(A), the Seller, LW and the Purchaser shall procure that the following actions are taken in the following sequence:

(A)	the Seller shall procure that the Company delivers to the Notary the original and up-to-date shareholders register of the Company;

(B)	the Seller shall deliver to the Purchaser the duly executed written resignations, as agreed upon by the Parties, of the members of the board of the Company appointed by the Seller, subject only to the execution of the Deed of Transfer;

(C)	the Seller shall deliver to the Purchaser a duly executed written resolution of the general meeting of the Company, as agreed upon by the Parties, to:

i.	accept the resignation of the members of the management board appointed by the Seller of the Company effective as per the execution of the Deed of Transfer;

ii.	grant full discharge to and accept the resignation of the members of the management board of the Company appointed by the Seller effective as per the execution of the Deed of Transfer; and

iii.	grant full discharge to the management board of the Company.

(D)	the Seller shall deliver to the Purchaser a written resolution of the members of the Joint Venture to revoke any proxies granted to Seller or any of its Affiliates, as agreed upon by the Parties, as per the Completion Date.

(E)	the Purchaser shall deliver to the Seller a duly executed written resolution of the general meeting of the Company to appoint Eryk Spytek as member of the management board of the Company.

(F)	LW shall issue the LW Shares to the Seller in book entry form and a book entry shall be made in the Seller’s name in the books of LW maintained by its transfer agent and shall deliver to the Seller evidence, reasonably satisfactory to Seller, of such issuance;

(G)	LW shall deliver to Seller evidence, reasonably satisfactory to Seller, that the LW Shares have been approved for listing on the NYSE, subject to official notice of issuance;

(H)	the Seller, the Purchaser and the Company shall deliver to the Notary an executed and, to the extent required by the Notary, notarized and apostilled, Power of Attorney to execute the Deed of Transfer;

(I)	the Seller shall transfer all its Shares to the Purchaser, the Purchaser shall accept the transfer, and the Seller and the Purchaser shall procure that the Company acknowledges this transfer, the foregoing to be effected by execution of the Deed of Transfer by the Seller, the Purchaser and the Company before the Notary;

(J)	the Joint Venture Agreement will cease to apply with respect to the Seller and C. Meijer B.V. and each of the Seller and C. Meijer B.V. will be irrevocably and unconditionally acquitted (onherroepelijk en onvoorwaardelijk gekweten) by the other parties to the Joint Venture Agreement with respect to the Joint Venture Agreement, all in a form reasonably satisfactory to Seller; and

(K)	the Notary shall transfer the Consideration to the accounts of the Seller in such manner as specified in the Notary Letter.

2.	Following Completion

Following Completion, the Seller and the Purchaser shall procure that the following actions are taken in the following sequence:

(A)	The Notary shall update the original shareholders register of the Company and deliver the same to the Purchaser; and

(B)	the Notary shall update the Dutch Trade Register with the relevant resignations, appointments, change in shareholder and any other changes that require registration in connection with the actions pursuant to this SCHEDULE 2 (Completion Actions) or under this Agreement.

SCHEDULE 3

Form of Notary Letter and Deed of Transfer

This schedule has been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to provide this schedule to the Securities and Exchange Commission upon request; provided, however, that the registrant may request confidential treatment of such schedule.

SCHEDULE 4

Tax

1.	Definitions and interpretation

1.1	Capitalized terms used but not defined in this SCHEDULE 4 (Tax) have the meaning as set forth in SCHEDULE 1 (Definitions and Interpretation). The following capitalized terms used in this SCHEDULE 4 (Tax) have the following meaning:

"Actual Tax Liability" means a Liability to make or suffer an actual or increased payment of or in respect of Tax (including a payment by way of a set-off against a current Tax receivable);

"CIT Agreements" means any existing intra-group arrangements and agreements (whether or not in writing) pursuant to which the Company is required to pay to the Sellers or any member of the Sellers’ Group an amount equal to any Tax in respect of income, profit or gains that would have been payable by the Company to the relevant Tax Authority if such Target Company had not been part of the Fiscal Unity;

"CIT Rate" means the tax rate for Dutch Corporate Income Tax purposes pursuant to Section 22 of the Dutch Corporate Income Tax Act 1969;

"Event" means any transaction, event, act, circumstance, fact or omission (or any transaction, event, act, circumstance, fact or omission deemed to occur for Tax purposes);

"Fiscal Unity Dissolution Date" has the meaning given in paragraph 3.6;

"JV Interim Statement" has the meaning given in paragraph 3.3;

"JV Interim Profit or Loss Amount" has the meaning given in paragraph 3.3;

"JV Interim Statement Accountant" has the meaning given in paragraph 3.3;

"MFF/JV Interim Taxable Result" has the meaning given in paragraph 3.7;

"MFF/JV Interim Taxable Result Statement" has the meaning given in paragraph 3.7; and

"Opening Balance Sheet" has the meaning given in paragraph 3.6.

1.2	Any reference to any 'income, gains, profits, turnover, sales or wages earned, accrued, made, paid or received' includes income, gains, profits, turnover, sales or wages deemed to be earned, to have accrued, to be made, to be paid or to be received for Tax purposes.

1.3	For the purposes of this Schedule, all rights and Liabilities of the Parties shall be calculated on the assumption, if not actually the case, that the day immediately before the Signing Date, or if relevant, the Completion Date is the end of the relevant period.

2.	Tax Covenant

Subject to Completion, the Seller shall indemnify (vrijwaren) and hold harmless (schadeloosstellen) on a euro-for-euro basis the Purchaser, as far as possible by way of an adjustment of the Consideration, from and against:

2.1	any Actual Tax Liability for which the Company is, will be liable or will be held liable, that would not have arisen but for the relationship between the Company and a member of the Seller Group, including but not limited to any secondary liability pursuant to any section of the Dutch tax collection act (Invorderingswet 1990), and which relates to any periods prior to or up to the Completion Date; and

2.2	any reasonable out-of-pocket costs or expenses incurred by a member of the Purchaser Group or the Company on or after the Completion Date in connection with (i) any such Actual Tax Liability (or claim for such Actual Tax Liability) referred to in this Paragraph 2, or (ii) the handling, resisting, prevention, settling or mitigation of an Actual Tax Liability or any facts, circumstances or Tax Audit that gives or could give rise to such Actual Tax Liability.

3.	Fiscal unity for corporate income tax purposes

3.1	The Seller will procure that before the Completion Date (i) the Seller and the Company terminate any CIT Agreements effective as of the Fiscal Unity Dissolution Date, and (ii) all amounts outstanding or arising under the CIT Agreements between the Sellers and the Company before the Fiscal Unity Dissolution Date must be settled before the Completion Date.

3.2	Seller and the Company shall adopt the position towards the Dutch Tax Authorities that the Company is no longer included in the Fiscal Unity as from the Completion Date. Seller and Purchaser agree that Seller and Company shall timely file any written request to the competent Dutch Tax Authorities to maintain the Company as a member of the Fiscal Unity with Seller till Completion Date. The request(s) shall be made under the Decree of 14 December 2010, nr. DGB2010/4620M (as amended). Parties acknowledge that if approval is granted by the competent Tax Authorities, such approval is in principle valid up to a maximum of three (3) months and that, by means of a written request during this approval period, the period may be extended by the competent Tax Authorities in case of exceptional circumstances.

3.3	Promptly following the Fiscal Unity Dissolution Date, the Purchaser and Seller shall engage the Joint Venture auditor, or if such firm is not willing to act in such capacity, such other accounting firm reasonably acceptable to Purchaser and Seller (the “JV Interim Statement Accountant”) to prepare a statement (the “JV Interim Statement”) calculating and setting forth the profit or loss of the Joint Venture for the period from May 30th, 2022 until and including the Fiscal Unity Dissolution Date (the amount calculated and set forth on such JV Interim Statement being the “JV Interim Profit or Loss Amount”), which statement shall include a worksheet setting forth in reasonable detail how such amount was calculated. The JV Interim Statement Accountant shall prepare the JV Interim Statement and the JV Interim Profit or Loss Amount in line with the principles consistently applied and the courses of action consistently followed.

3.4	The JV Interim Statement shall be completed and delivered to Purchaser and Seller by the JV Interim Statement Accountant within thirty (30) Business Days after the Fiscal Unity Dissolution Date.

3.5	Seller and Purchaser may provide comments to the JV Interim Statement and the JV Interim Profit or Loss Amount, provided that such comments are provided by the Parties within twenty (20) Business Days after receipt of the JV Interim Statement and the JV Interim Profit or Loss Amount. If the Parties do not comment on the JV Interim Statement and the JV Interim Profit or Loss Amount, within that period, those are deemed to be approved and become final. If one or both Parties do not agree with the JV Interim Statement and/or the JV Interim Profit or Loss Amount, the relevant Party shall inform the other Party of the reasons for such rejection within twenty (20) Business Days from receipt of the JV Interim Statement and the JV Interim Profit or Loss Amount. The Parties will subsequently try and resolve the relevant Party’s/the Parties’ objections within a subsequent period of ten (10) Business days failing which the unsettled objections will be referred for resolution by way of binding advice by the Expert who will be appointed in accordance with the Expert procedure set out in SCHEDULE 6 (Expert).

3.6	The Seller shall, based on the final or determined by way of binding advice JV Interim Statement and JV Interim Profit or Loss Amount, prepare, or shall procure to prepare, the opening balance sheet for Dutch Corporate Income Tax purposes of the Company (the "Opening Balance Sheet") as per the date on which the Company will no longer form part of the Fiscal Unity with the Seller (the “Fiscal Unity Dissolution Date”). The Seller shall prepare the Opening Balance Sheet in line with the principles consistently applied and the courses of action consistently followed in respect of (a) the depreciation schedule, and the moment revenue, income, gain, loss, cost and expenditures are recognised for Tax purposes, and (b) the valuation of the assets and liabilities.

3.7	The Seller shall further prepare, or procure to prepare, based on the Opening Balance Sheet, a statement (the “MFF/JV Interim Taxable Result Statement”) calculating and setting forth the profit or loss for Tax purposes of the Seller that is attributable to the results from the Joint Venture in the period from May 30th, 2022 till the Fiscal Unity Dissolution Date (the amount calculated and set forth on such MFF/JV Interim Taxable Result Statement being the “MFF/JV Interim Taxable Result”), which statement shall include a worksheet setting forth in reasonable detail how the amount of Seller’s taxable profit that is attributable to the results from the Joint Venture in the period from May 30th, 2022 till the Fiscal Unity Dissolution Date was calculated. The MFF/JV Interim Taxable Result Statement shall be prepared consistent with past practice, including: (a) in line with the principles consistently applied and the courses of action consistently followed in respect of (i) the depreciation schedule, (ii) the moment revenue, income, gain, loss, cost and expenditures are recognized for Tax purposes, and (iii) the valuation of the assets and liabilities; and (b) without recognizing gain or loss relating to any commodity forward contracts which have not been settled at the Fiscal Unity Dissolution Date.

3.8	The Seller shall deliver the Opening Balance Sheet, MFF/JV Interim Taxable Result Statement and MFF/JV Interim Taxable Result to the Purchaser within a period of thirty (30) Business Days after the JV Interim Statement and the JV Interim Profit or Loss Amount has been amicably agreed or determined by way of binding advice in accordance with paragraph 3.5 of this SCHEDULE 4 (Tax).

3.9	The Purchaser is entitled to comment on the Opening Balance Sheet, MFF/JV Interim Taxable Result Statement and MFF/JV Interim Taxable Result. Seller shall accept all reasonable comments of the Purchaser, provided that such comments are provided by the Purchaser within twenty (20) Business Days after receipt by the Purchaser. If the Purchaser does not comment on the Opening Balance Sheet, MFF/JV Interim Taxable Result Statement or MFF/JV Interim Taxable Result within that period, those are deemed to be approved and become final. If Purchaser does comment and does not agree to the Opening Balance Sheet, MFF/JV Interim Taxable Result Statement and MFF/JV Interim Taxable Result presented by Seller, Purchaser will inform Seller of the reasons for such rejection within twenty (20) Business Days from receipt. The Parties will subsequently try and resolve Purchaser's objections within a subsequent period of ten (10) Business days failing which the unsettled objections will be referred for resolution by way of binding advice by the Expert who will be appointed in accordance with the Expert procedure set out in SCHEDULE 6 (Expert).

3.10	If the agreed or, as the case may be, through binding advice determined MFF/JV Interim Taxable Result is a positive amount, Purchaser shall as additional Consideration for the Shares reimburse Seller for such positive MFF/JV Interim Taxable Result multiplied by the CIT Rate (taking into account the application of the innovation box (innovatiebox)). Such reimbursement to be made by Purchaser within ten (10) Business Days after the positive MFF/JV Interim Taxable Result has been agreed or determined by way of binding advice by the Expert in accordance with SCHEDULE 6 (Expert).

3.11	If the agreed or, as the case may be, through binding advice determined MFF/JV Interim Taxable Result is a negative amount, Seller shall reimburse Purchaser for such negative MFF/JV Interim Taxable Result multiplied by the CIT Rate (taking into account the application of the innovation box (innovatiebox)). Such reimbursement to be made by Seller within ten (10) Business Days after the negative MFF/JV Interim Taxable Result has been agreed or determined by way of binding advice by the Expert in accordance with SCHEDULE 6 (Expert).

3.12	On the reasonable request of the Purchaser, the Seller shall cooperate with any US Tax election to be made by the Company after the Signing Date effective as per the Completion Date.

4.	Limitations

Only the exclusions and limitations set out in Clauses 8.2, 8.9 and 8.10 shall apply to the Liability of the Seller under this SCHEDULE 4 (Tax). The remainder of Clause 8 (Liability; Limitations) shall not limit or otherwise restrict the Liability of the Seller under the Tax Covenant.

5.	Due date for payment

5.1	The Seller shall make any payment in respect of a Tax Claim within ten (10) Business Days after the date on which the written demand of the amount due is received by the Seller from the Purchaser.

However, if later and applicable: if the payment relates to an Actual Tax Liability, which is on the date of that demand not yet due by the Company or the Seller, on the date which is fifteen (15) Business Days before the date on which the payment of the Actual Tax Liability should be made in order to avoid interest and penalties arising in respect thereof (ignoring for this purpose any application to postpone payment of, appeal against, or amendment of any assessment or other notification of that Taxes).

6.	Conduct of Tax Returns

The Seller shall prepare and submit all Tax Returns of the Fiscal Unity that, in whole or in part, relate to any periods prior to and up to Completion, to the extent they relate to the Company, consistent with past practice, including: (a) in line with the principles consistently applied and the courses of action consistently followed in respect of (i) the depreciation schedule, (ii) the moment revenue, income, gain, loss, cost and expenditures are recognized for Tax purposes, and (iii) the valuation of the assets and liabilities; and (b) without recognizing loss relating to any commodity forward contracts which have not been settled at Completion. The Seller shall or shall procure that the Company shall prepare and submit all Tax Returns of the Company to the extent these are required to be filed before the Completion Date, consistent with past practice and within the relevant time limit.

7.	Governing procedure for Tax claims

This SCHEDULE 4 (Tax) governs the procedure for all claims relating to Taxes and in case of a conflict between this SCHEDULE 4 (Tax) and the remainder of the Agreement, this SCHEDULE 4 (Tax) takes precedence.

SCHEDULE 5

Purchaser's and LW’s Warranties

PART A – Purchaser’s Warranties

1.	Authority and capacity

1.1	The Purchaser validly exists and is a company duly incorporated under the Law of its jurisdiction of incorporation.

1.2	The Purchaser has the legal right and full power and authority to enter into and perform this Agreement and any document to be executed by it pursuant to or in connection with this Agreement, each of which, when executed, will constitute valid and binding obligations on the Purchaser, enforceable in accordance with their respective terms.

1.3	The Purchaser has taken or will have taken prior to Completion all corporate action required by it to authorize it to enter into and to perform this Agreement and any document to be executed by it pursuant to or in connection with this Agreement.

2.	Certainty of funds

The Purchaser will at Completion be readily able to pay the Consideration at Completion in accordance with Clause 6.2 of this Agreement and any amount of Losses due by the Purchaser in connection with this Agreement or the Transaction (if any).

3.	Consents

Except for the Merger Clearance Filings, no consent, approval, waiver or authorization is required to be obtained by the Purchaser or any other member of the Purchaser Group (including the JV Group), from, and no notice or filing is required to be given by the Purchaser to or made by the Purchaser with, any Governmental Authority in connection with the execution and performance by the Purchaser of this Agreement, other than in all cases where the failure to obtain a consent, approval, waiver or authorization, or to give or make a notice of filing would not, individually or in the aggregate, be reasonably expected to materially impair or delay the Purchaser's ability to perform its obligations hereunder.

4.	Non-contravention

The execution and performance by the Purchaser of this Agreement and the consummation of the Transaction do not and will not (i) violate any provision of the charter, articles of association or other organizational documents of the Purchaser and (ii) violate or result in a breach of or constitute a default under any Law to which the Purchaser is subject.

PART B – LW’s Warranties

1.	Authority and capacity

1.1	LW validly exists and is a company duly incorporated under the Law of its jurisdiction of incorporation.

1.2	LW has the legal right and full power and authority to enter into and perform this Agreement and any document to be executed by it pursuant to or in connection with this Agreement, each of which, when executed, will constitute valid and binding obligations on LW, enforceable in accordance with their respective terms.

1.3	LW has taken or will have taken prior to Completion all corporate action required by it to authorize it to enter into and to perform this Agreement and any document to be executed by it pursuant to or in connection with this Agreement. No vote or other action of the stockholders of LW is required by applicable Law, LW’s organizational documents or otherwise in order for LW to consummate the Completion and the transactions contemplated by this Agreement.

2.	Consents

No consent, approval, waiver or authorization is required to be obtained by LW, from, and no notice or filing is required to be given by LW to or made by LW with, any Governmental Authority in connection with the execution and performance by LW of this Agreement, other than in all cases where the failure to obtain a consent, approval, waiver or authorization, or to give or make a notice of filing would not, individually or in the aggregate, be reasonably expected to materially impair or delay LW's ability to perform its obligations hereunder.

3.	Non-contravention

The execution and performance by LW of this Agreement and the consummation of the Transaction do not and will not (i) violate any provision of the charter, articles of association or other organizational documents of LW and (ii) violate or result in a breach of or constitute a default under any Law to which LW is subject.

4.	Valid Issuance of LW Shares

The LW Shares to be issued to the Seller in connection with the Share Consideration have been duly authorized, and when issued in accordance with the terms hereof, will be duly and validly issued, fully paid and nonassessable, free and clear of all Encumbrances. Additionally, assuming the accuracy of the warranties of Seller set forth in Clause 7.6, LW Shares to be issued to the Seller in connection with the Share Consideration will be issued in compliance with all applicable state and federal securities Laws and the applicable listing and corporate governance rules of the New York Stock Exchange and not subject to, and not issued in violation of, any lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, LW’s organizational documents, or any material contract to which LW is a party or otherwise bound.

5.	LW SEC Reports; No Change Subsequent to SEC Reports

5.1	LW has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since June 1, 2020 (such documents together with all other forms, documents and reports filed or furnished by LW with the SEC, including the exhibits thereto and documents incorporated by reference therein, the “LW SEC Documents”). As of their respective dates or, if amended, as of the date of such amendment, the LW SEC Documents complied in all material respects with the requirements of the Securities Act, Exchange Act and the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations promulgated thereunder, and none of the LW SEC Documents included any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

5.2	The audited consolidated financial statements and unaudited consolidated financial statements (including all related notes and schedules) of LW included in the LW SEC Documents complied as to form in all material respects with the rules and regulations of the SEC then in effect, fairly present in all material respects the consolidated financial position of LW and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to LW), and were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved, except as otherwise disclosed in the LW SEC Documents.

SCHEDULE 6 Expert

1.1	The Seller and the Purchaser shall each be entitled to nominate a reputable firm of registered accountants in the Netherlands to be the Independent Expert (the "Nominee").

1.2	If the Purchaser and the Seller (as the case may be) agree to such Nominee, such Nominee shall be the Expert.

1.3	If the Seller and the Purchaser do not agree the Nominee within 5 (five) Business Days of nomination, each of them may refer the matter to (the chairman of) the Royal Netherlands Institute of Chartered Accountants (De Koninklijke Nederlandse Beroepsorganisatie van Accountants - NBA) ("NBA") and request (the chairman of) the NBA to appoint a reputable firm of registered accountants in the Netherlands as the Expert.

1.4	The terms of reference for the Expert shall be to determine only those items that are included in the notice of disagreement provided by the relevant Party, within 15 (fifteen) Business Days of appointment.

1.5	The Expert shall be entitled to determine the procedure applicable to its determination, provided that both the Seller and the Purchaser shall be given the opportunity to give their opinion on the matter.

1.6	The Expert shall act as expert and not as arbitrator.

1.7	The Expert shall determine the dispute by means of a binding advice.

1.8	The costs of the Expert shall be borne by on the one hand the Purchaser and on the other hand the Seller in a proportion to be determined by the Expert.

1.9	In determination and its binding advice, the Expert shall remain within the range of the dispute of the relevant Parties.

SCHEDULE 7 Competition Authorities

This schedule has been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to provide this schedule to the Securities and Exchange Commission upon request; provided, however, that the registrant may request confidential treatment of such schedule.